Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
November 6, 2009
In this report, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures, except where otherwise indicated. All amounts herein are reported in U.S. dollars. Certain statements in this report constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. These forward-looking statements include, among others, statements with respect to the Company’s liquidity and capital resources, the impact of recently adopted accounting standards, the Company’s participation in the consolidation of the steel industry, the impact of compliance with environmental, health and safety laws, the impact of laws relating to greenhouse gases and air emissions, the impact of equipment failures, changes in capital markets, the Company’s financial and operating objectives and strategies to achieve them, and other statements with respect to the Company’s beliefs, outlooks, plans, expectations and intentions. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:
Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the Company’s participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; currency exchange rate fluctuations; actions or potential actions taken by the Company’s principal stockholder, Gerdau S.A.; the liquidity of the Company’s long-term investments, including investments in auction rate securities; and the Company’s reliance on its 50% owned joint ventures that it does not control.
Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.
OVERVIEW
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, the Company serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (“OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. The Company’s majority shareholder is the Gerdau Group, a 100+ year old steel company, the leading company in the production of long steel in the Americas and one of the major specialty long steel suppliers in the world. The Company’s common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol GNA.
OPERATING SEGMENTS
Gerdau Ameristeel is organized into two operating segments, mini-mills and downstream. The mini-mills segment consists of mini-mills in the United States and Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod (rod). The mills segment also produces rebar, merchant, rod and SBQ products which are transferred at arms-length, market prices to the downstream segment. The downstream segment is comprised of various secondary value-added steel businesses, which include rebar fabrication and epoxy coating, railroad spike operations, cold drawn products, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh, and wire drawing.

RESULTS OF OPERATIONS
The Condensed Consolidated Financial Statements of Gerdau Ameristeel for the three and nine months ended September 30, 2009 and 2008 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Condensed Consolidated Financial Statements include the results of the following acquisitions subsequent to their acquisition: Sand Springs Metal Processors (“SSMP”) — October 30, 2008; Metro Recycling (“Metro”) — October 27, 2008, Hearon Steel Co. (“Hearon”) — July 14, 2008, and Century Steel, Inc. (“CSI”) — April 1, 2008. CSI was acquired by Pacific Coast Steel (“PCS”); a majority owned joint venture of the Company. In conjunction with the acquisition of CSI, on April 1, 2008, the Company increased its equity participation in PCS to approximately 84% from 55%.
Three months ended September 30, 2009, compared to three months ended September 30, 2008
The following tables summarize the results of Gerdau Ameristeel for the three months ended September 30, 2009 and 2008.
(US$ in thousands)

	Three Months Ended		Three Months Ended		% of Sales
	September 30,	% of	September 30,	% of	Increase	$ Increase
	2009	Sales	2008	Sales	(Decrease)	(Decrease)
Finished Steel Shipments (Tons) — excludes 50% owned joint ventures
Rebar	269,739		355,733
Merchant/Special Sections/Structurals	799,028		1,201,069
Rod	141,850		145,458
Fabricated Steel	288,095		395,674

Total	1,498,712		2,097,934

Net sales	$1,146,134	100.0%	$2,514,412	100.0%		$(1,368,278)

Operating expenses
Cost of sales (exclusive of depreciation and amortization)	932,822	81.4%	1,878,579	74.7%	6.7%	(945,757)
Selling and administrative	53,705	4.7%	57,977	2.3%	2.4%	(4,272)
Depreciation	52,557	4.6%	55,073	2.2%	2.4%	(2,516)
Amortization of intangibles	16,476	1.4%	26,256	1.1%	0.3%	(9,780)
Facility closure costs	78,488	6.9%	—	0.0%	6.9%	78,488
Other operating expense (income), net	(1,954)	-0.2%	(2,164)	-0.1%	-0.1%	210

	1,132,094	98.8%	2,015,721	80.2%	18.6%	(883,627)

Income from operations	14,040	1.2%	498,691	19.8%	-18.6%	(484,651)

Income from 50% owned joint ventures	3,652	0.3%	24,060	1.0%	-0.7%	(20,408)

Income before other expenses and income taxes	17,692	1.5%	522,751	20.8%	-19.3%	(505,059)

Other expenses
Interest expense	31,010	2.7%	38,024	1.5%	1.2%	(7,014)
Interest income	(1,147)	-0.1%	(2,856)	-0.1%	0.0%	1,709
Amortization of deferred financing costs	3,384	0.3%	2,779	0.1%	0.2%	605
Loss on extinguishment of debt	11,877	1.0%	—	0.0%	1.0%	11,877
Foreign exchange loss (gain), net	18,788	1.6%	(4,127)	-0.2%	1.8%	22,915
Writedown of investments	—	0.0%	7,030	0.3%	-0.3%	(7,030)

	63,912	5.5%	40,850	1.6%	3.9%	23,062

(Loss) Income before income taxes	(46,220)	-4.0%	481,901	19.2%	-23.2%	(528,121)

Income tax (benefit) expense	(20,968)	-1.8%	163,318	6.5%	-8.3%	(184,286)

Net (Loss) Income	(25,252)	-2.2%	318,583	12.7%	-14.9%	(343,835)

Less: Net income attributable to noncontrolling interest	114	0.0%	1,685	0.1%	-0.1%	(1,571)

Net (Loss) Income Attributable to Gerdau Ameristeel & Subsidiaries	$(25,366)	-2.2%	$316,898	12.6%	-14.8%	$(342,264)

Earnings per share attributable to Gerdau Ameristeel & Subsidiaries
(Loss) earnings per common share — basic	$(0.06)		$0.73
(Loss) earnings per common share — diluted	$(0.06)		$0.73

The Company uses weighted average net selling prices (“net selling prices”) and metal spread as non-GAAP financial measures. The Company believes that net selling prices are commonly used in the steel industry to measure a company’s revenue performance. The Company believes that net selling prices represent a meaningful measure because it reflects the revenue earned net of freight. The Company’s method of calculating net selling prices may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:
(US$ in thousands, except as otherwise indicated)
(Excludes 50% owned joint ventures)

	Three Months Ended
	September 30,	September 30,	$ Increase	$ Increase
	2009	2008	(Decrease)	(Decrease)
Mill external shipment revenue	$748,161	$1,795,884
Fabricated steel shipment revenue	255,828	496,175
Other products shipment revenue *	93,528	139,372
Freight	48,617	82,981

Net Sales	$1,146,134	$2,514,412

Mill external shipments (tons)	1,210,617	1,702,260
Fabricated steel shipments (tons)	288,095	395,674

Weighted Average Net Selling Price ($ / ton)
Mill external steel shipments	$618	$1,055	$(437)	-41.4%
Fabricated steel shipments	888	1,254	(366)	-29.2%

Scrap Charged	213	393	(180)	-45.8%

Metal Spread (selling price less scrap)
Mill external steel shipments	405	662	(257)	-38.8%
Fabricated steel shipments	675	861	(186)	-21.6%

Mill Manufacturing Cost ($ / ton)	275	350	(75)	-21.4%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Net sales revenue for the three months ended September 30, 2009 decreased 56.0% to $1.1 billion from $2.5 billion for the three months ended September 30, 2008. Finished tons shipped for the three months ended September 30, 2009 were 1.5 million tons, a decrease of 0.6 million tons, or 28.6%, compared to the three months ended September 30, 2008. Shipment volume decreased in comparison to the three months ended September 30, 2008 primarily as a result of the global liquidity crisis which has caused a downturn in global economic activity and significantly decreased demand for the Company’s products. Weighted average mill selling prices were $618 per ton for the three months ended September 30, 2009, a decrease of $437 per ton compared to the three months ended September 30, 2008.
Cost of sales: As a percentage of sales, cost of sales was 81.4% for the three months ended September 30, 2009 as compared to 74.7% for the three months ended September 30, 2008. While cost of sales, in total, has decreased primarily as a result of a 28.6% decline in volume of finished goods shipped to outside customers, cost of sales as a percentage of sales increased primarily as a result of the $437 per ton decrease in mill weighted average selling prices. The effect this $437 per ton decrease in mill weighted average selling prices had on cost of sales as a percentage of sales was partially offset by lower scrap raw material costs and lower manufacturing costs. Even though production for the three months ended September 30, 2009 was approximately 68.7% of the production for the three months ended September 30, 2008, the Company was able to lower its manufacturing costs during 2009 as a result of significant cost containment initiatives and lower raw material costs.
Selling and administrative: Selling and administrative expenses for the three months ended September 30, 2009 decreased $4.3 million compared to the three months ended September 30, 2008. The decrease in selling and administrative expenses is primarily due to cost cutting initiatives which have reduced headcount and professional fees along with a reduction of the bonus accrual due to lower anticipated results for 2009. Included in selling and administrative expense for the three months ended September 30, 2009 is a non-cash pre-tax expense of $0.3 million which relates to the mark-to-market of outstanding stock appreciation rights (“SARs”) and expenses associated with other equity based compensation agreements compared to a non-cash pre-tax expense reversal of $9.8 million for the three months ended September 30, 2008. Despite the reduction in total selling and administrative expense, as a percentage of revenue, selling and administrative expenses increased from 2.3% in 2008 to 4.7% in 2009 as a result of the decrease in shipment volume of the Company’s products.
Amortization of intangibles: Amortization expense for the three months ended September 30, 2009 decreased $9.8 million when compared to the three months ended September 30, 2008. The decrease is primarily related to a reduction in the amortization of the Chaparral Steel Company customer relationships intangible asset. The Chaparral customer relationship intangible asset is amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time.
Facility closure costs: During the second quarter of 2009, as a result of the significant downturn in the economy and declining demand for its products, the Company announced its plans to stop production at certain facilities. The Company subsequently stopped production at its Perth Amboy, New Jersey and Sand Springs, Oklahoma facilities in the third quarter of 2009. The Company recorded a $78.5 million pre-tax charge for the three months ended September 30, 2009 related to these actions. The pre-tax charge consisted primarily of charges for the write-down of property, plant and equipment of $51.4 million and certain inventory of $8.5 million. The remaining charges incurred consisted of employee severance costs of $4.4 million, a pension curtailment charge of $4.0 million and other facility closure expenses of $10.2 million.
Income from 50% owned joint ventures: Income from the Company’s 50% owned joint ventures was $3.7 million for the three months ended September 30, 2009 compared to $24.1 million for the three months ended September 30, 2008. These results are primarily driven by the Company’s investment in Gallatin Steel. Gallatin Steel’s shipments increased approximately 2.9% during the three months ended September 30, 2009 in comparison to the same period of the prior year. However, metal spreads decreased 51.4% when comparing the same periods.
Writedown of investments: In past years, auctions for certain auction rate securities failed auction because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities, or the securities mature beginning in 2025. Although it is the Company’s intention to sell these investments when liquidity returns to the market for these securities, these investments are classified as a non-current asset. The Company’s entire long-term investment portfolio at September 30, 2009 consisted of such auction rate securities. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the Company utilized valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. The Company’s analysis of other-than-temporary impairment factors indicated no pre-tax other-than-temporary impairment for the three months ended September 30, 2009, as compared to a $7.0 million writedown for the three months ended September 30, 2008. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classification. See “Critical Accounting Estimates and Assumptions” herein for an explanation of the Company’s long-term investment policy.
Income taxes: The Company’s effective income tax rate for the three months ended September 30, 2009 was a recovery of 45.4% compared to an expense of 33.9% for the three months ended September 30, 2008. The 2009 rate represents a high recovery due to the impact of the relatively fixed amount of tax exempt income. During the three months ended September 30, 2009, the Company increased its valuation allowance by $5.6 million related to state net operating losses and recycling credits that are not more likely than not to be fully realized.
Segments: Gerdau Ameristeel is organized with two operating segments, mini-mills and downstream.
Mini-mills segment sales were $1.0 billion for the three months ended September 30, 2009, compared to $2.3 billion for the three months ended September 30, 2008. Mini-mill segment sales include sales to the downstream segment of $141.4 million and $291.0 million for the three months ended September 30, 2009 and 2008, respectively. Mini-mill segment loss from operations for the three months ended September 30, 2009 was $4.6 million compared to income from operations of $501.1 million for the three months ended September 30, 2008. The decrease in mini-mill segment income from operations for the three months ended September 30, 2009 as compared to the three months ended September 30, 2008 is primarily the result of facility closure costs, decreased external shipments and a decrease in metal spreads due to the global liquidity crisis and related downturn in economic activity noted above.
Downstream segment sales were $277.8 million for the three months ended September 30, 2009 compared to $531.5 million for the three months ended September 30, 2008 as shipments decreased by 27.2%. Downstream segment income from operations was $23.9 million for the three months ended September 30, 2009 compared to $22.0 million for the three months ended September 30, 2008, an increase of $1.9 million, or 8.6% which was primarily attributable to a reduction in the market price of steel transferred from the mills which was offset by the reduction in shipment volume. Due to the contract nature of this segment, it tends to have a backlog of work to be completed over a period of up to 24 months. The order backlog for this segment has continued to diminish and further volume reduction could occur in this segment.

Non-GAAP Financial Measures
Non-GAAP Adjusted Net (Loss) Income: Non-GAAP Adjusted Net (Loss) Income and (loss) earnings per share, which excludes the impact of facility closure costs, the loss on extinguishment of debt and the writedown of investments, is a non-GAAP financial measure. Management believes that it is useful as a supplemental measure in assessing the operating performance of the business. The measure is used by the Company to evaluate business results. The Company excludes facility closure costs, the loss on extinguishment of debt and the writedown of investments because it believes they are not representative of the ongoing results of operations of the Company’s business. Below is a reconciliation of this non-GAAP measure to net (loss) income for the periods indicated:

	For the Three Months Ended - Unaudited		For the Three Months Ended - Unaudited
($000s)	September 30, 2009	Diluted EPS	September 30, 2008	Diluted EPS
Reconciliation of net (loss) income to Non-GAAP Adjusted
Net (Loss) Income:

Net (loss) income attributable to Gerdau Ameristeel & Subsidiaries	$(25,366)	$(0.06)	$316,898	$0.73

Adjustment for facility closure costs	78,488	0.18	—	—

Adjustment for income tax on facility closure costs	(27,019)	(0.06)	—	—

Adjustment for loss on extinguishment of debt	11,877	0.03	—	—

Adjustment for income tax on loss on extinguishment of debt	(4,528)	(0.01)	—	—

Adjustment for writedown of investments	—	—	7,030	0.02

Non-GAAP Adjusted Net (Loss) Income and (loss) earnings per share	$33,452	$0.08	$323,928	$0.75

EBITDA: EBITDA is calculated by adding (loss) earnings before interest and other expense on debt, taxes, depreciation, amortization, writedown of investments, cash distributions from 50% owned joint ventures, facility closure costs, loss on extinguishment of debt and foreign exchange gain/loss, net and deducting interest income and (loss) income from 50% owned joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income for the three months ended September 30, 2009 and 2008 is shown below:

	For the Three Months Ended
(US$ in thousands)	September 30, 2009	September 30, 2008
Net (loss) income	$(25,252)	$318,583
Income tax (benefit) expense	(20,968)	163,318
Interest and other expense on debt	31,010	38,024
Interest income	(1,147)	(2,856)
Depreciation	52,557	55,073
Amortization of intangibles	16,476	26,256
Facility closure costs	78,488	—
Amortization of deferred financing costs	3,384	2,779
Loss on extinguishment of debt	11,877	—
(Income) from 50% owned joint ventures	(3,652)	(24,060)
Cash distribution from 50% owned joint ventures	1,423	1,425
Foreign exchange (gain) loss, net	18,788	(4,127)
Writedown of investments	—	7,030

EBITDA	$162,984	$581,445

Nine months ended September 30, 2009, compared to nine months ended September 30, 2008

The following tables summarize the results of Gerdau Ameristeel for the nine months ended September 30, 2009 and 2008.
(US$ in thousands)

	Nine Months Ended		Nine Months Ended		% of Sales
	September 30,	% of	September 30,	% of	Increase	$ Increase
	2009	Sales	2008	Sales	(Decrease)	(Decrease)
Finished Steel Shipments (Tons) — excludes 50% owned joint ventures
Rebar	728,408		1,350,674
Merchant/Special Sections/Structurals	2,053,463		3,976,194
Rod	382,518		538,185
Fabricated Steel	860,562		1,111,570

Total	4,024,951		6,976,623

Net sales	$3,219,797	100.0%	$7,091,884	100.0%		$(3,872,087)

Operating expenses
Cost of sales (exclusive of depreciation and amortization)	2,770,156	86.0%	5,459,398	77.0%	9.0%	(2,689,242)
Selling and administrative	172,549	5.4%	187,382	2.6%	2.8%	(14,833)
Depreciation	157,650	4.9%	159,577	2.3%	2.6%	(1,927)
Amortization of intangibles	49,574	1.5%	76,676	1.1%	0.4%	(27,102)
Facility closure costs	115,033	3.6%	—	0.0%	3.6%	115,033
Other operating expense (income), net	2,471	0.1%	(3,054)	-0.1%	0.2%	5,525

	3,267,433	101.5%	5,879,979	82.9%	18.6%	(2,612,546)

(Loss) Income from operations	(47,636)	-1.5%	1,211,905	17.1%	-18.6%	(1,259,541)

(Loss) Income from 50% owned joint ventures	(11,848)	-0.4%	84,167	1.2%	-1.6%	(96,015)

(Loss) Income before other expenses and income taxes	(59,484)	-1.9%	1,296,072	18.3%	-20.2%	(1,355,556)

Other expenses
Interest expense	105,741	3.3%	125,427	1.8%	1.5%	(19,686)
Interest income	(4,310)	-0.1%	(12,157)	-0.2%	0.1%	7,847
Amortization of deferred financing costs	9,191	0.3%	8,161	0.1%	0.2%	1,030
Loss on extinguishment of debt	11,877	0.4%	—	0.0%	0.4%	11,877
Foreign exchange loss (gain), net	30,543	0.9%	(8,456)	-0.1%	1.0%	38,999
Writedown of investments	—	0.0%	46,701	0.7%	-0.7%	(46,701)

	153,042	4.8%	159,676	2.3%	2.5%	(6,634)

(Loss) Income before income taxes	(212,526)	-6.7%	1,136,396	16.0%	-22.7%	(1,348,922)

Income tax (benefit) expense	(95,847)	-3.0%	384,760	5.4%	-8.4%	(480,607)

Net (Loss) Income	(116,679)	-3.7%	751,636	10.6%	-14.3%	(868,315)

Less: Net (loss) income attributable to noncontrolling interest	(1,061)	-0.1%	9,623	0.1%	-0.2%	(10,684)

Net (Loss) Income Attributable to Gerdau Ameristeel & Subsidiaries	$(115,618)	-3.6%	$742,013	10.5%	-14.1%	$(857,631)

Earnings per share attributable to Gerdau Ameristeel & Subsidiaries
(Loss) earnings per common share — basic	$(0.27)		$1.72
(Loss) earnings per common share — diluted	$(0.27)		$1.71

Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:
(US$ in thousands, except as otherwise indicated)
(Excludes 50% owned joint ventures)

	Nine Months Ended
	September 30,	September 30,	$ Increase	% Increase
	2009	2008	(Decrease)	(Decrease)
Mill external shipment revenue	$2,050,524	$5,167,112
Fabricated steel shipment revenue	835,606	1,238,289
Other products shipment revenue *	210,511	435,207
Freight	123,156	251,276

Net Sales	$3,219,797	$7,091,884

Mill external shipments (tons)	3,164,389	5,865,053
Fabricated steel shipments (tons)	860,562	1,111,570

Weighted Average Net Selling Price ($ / ton)
Mill external steel shipments	$648	$881	$(233)	-26.4%
Fabricated steel shipments	971	1,114	(143)	-12.8%

Scrap Charged	196	351	(155)	-44.2%

Metal Spread (selling price less scrap)
Mill external steel shipments	452	530	(78)	-14.7%
Fabricated steel shipments	775	763	12	1.6%

Mill Manufacturing Cost ($ / ton)	311	329	(18)	-5.5%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Net sales revenue for the nine months ended September 30, 2009 decreased 54.9% to $3.2 billion from $7.1 billion for the nine months ended September 30, 2008. Finished tons shipped for the nine months ended September 30, 2009 were 4.0 million tons, a decrease of 3.0 million tons, or 42.3%, compared to the nine months ended September 30, 2008. Shipment volume decreased in comparison to the nine months ended September 30, 2008 primarily as a result of the global liquidity crisis which has caused a downturn in global economic activity and significantly decreased demand for the Company’s products. Weighted average mill selling prices were $648 per ton for the nine months ended September 30, 2009, a decrease of $233 compared to the nine months ended September 30, 2008.
Cost of sales: As a percentage of sales, cost of sales was 86.0% for the nine months ended September 30, 2009 as compared to 77.0% for the nine months ended September 30, 2008. While cost of sales, in total, has decreased primarily as a result of the 42.3% decline in volume of finished goods shipped to outside customers, cost of sales as a percentage of sales increased primarily as a result of the $233 per ton decrease in mill weighted average selling prices. The effect this $233 per ton decrease in mill weighted average selling prices had on cost of sales as a percentage of sales was partially offset by lower scrap raw material costs and lower manufacturing costs. Even though production for the nine months ended September 30, 2009 was approximately 56.6% of the production for the nine months ended September 30, 2008, the Company was able to lower its manufacturing costs during 2009 as a result of significant cost containment initiatives and lower raw material costs.
Selling and administrative: Selling and administrative expenses for the nine months ended September 30, 2009 decreased $14.8 million compared to the nine months ended September 30, 2008. The decrease in selling and administrative expenses is primarily due to cost cutting initiatives which have reduced headcount and professional fees along with a reduction of the bonus accrual due to lower anticipated results for 2009. Included in selling and administrative expense for the nine months ended September 30, 2009 is a non-cash pre-tax expense of $4.3 million which relates to the mark-to-market of outstanding stock appreciation rights (“SARs”) and expenses associated with other equity based compensation agreements compared to a non-cash pre-tax expense of $6.0 million for the nine months ended September 30, 2008. As a percentage of revenue, selling and administrative expenses increased from 2.6% in 2008 to 5.4% in 2009 as a result of the decrease in shipment volume of the Company’s products.
Amortization of intangibles: Amortization expense for the nine months ended September 30, 2009 decreased $27.1 million when compared to the nine months ended September 30, 2008. The decrease is primarily related to a reduction in the amortization of the Chaparral customer relationships intangible asset partially offset by the inclusion of amortization associated with customer relationship and contract backlog intangible assets acquired through the Century Steel, Inc. (“CSI”) acquisition for the entire period.

The Chaparral customer relationship intangible asset is amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time.
Facility closure costs: During the second quarter of 2009, as a result of the significant downturn in the economy and declining demand for its products, the Company announced its plans to stop production at certain facilities. The Company subsequently stopped production at its Perth Amboy, New Jersey and Sand Springs, Oklahoma facilities in the third quarter of 2009. The Company recorded a $115.0 million pre-tax charge for the nine months ended September 30, 2009 related to these actions. The pre-tax charge consisted primarily of charges for the write-down of property, plant and equipment of $81.9 million and certain inventory of $11.7 million. The remaining charges incurred consisted of employee severance costs of $5.0 million, a pension curtailment charge of $4.0 million and other facility closure expenses of $12.4 million.
(Loss) Income from 50% owned joint ventures: Losses from the Company’s 50% owned joint ventures were $11.8 million for the nine months ended September 30, 2009 compared to income of $84.2 million for the nine months ended September 30, 2008. This decrease was primarily attributable to a decrease in Gallatin’s average net selling price and shipment volume.
Writedown of investments: In past years, auctions for certain auction rate securities failed auction because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature beginning in 2025. Although it is the Company’s intention to sell these investments when liquidity returns to the market for these securities, these investments are classified as a non-current asset. The Company’s entire long-term investment portfolio at September 30, 2009 consisted of such auction rate securities. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the Company utilized valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. The Company’s analysis of other-than-temporary impairment factors indicated no pre-tax other-than-temporary impairment for the nine months ended September 30, 2009, as compared to a $46.7 million writedown for the nine months ended September 30, 2008. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classification. See “Critical Accounting Estimates and Assumptions” herein for an explanation of the Company’s long-term investment policy.
Income taxes: The Company’s effective income tax rate for the nine months ended September 30, 2009 was a recovery of 45.1% compared to an expense of 33.9% for the nine months ended September 30, 2008. The 2009 rate represents a high recovery due to the impact of the relatively fixed amount of tax exempt income. During the nine months ended September 30, 2009, the Company increased its valuation allowance by $19.5 million related to state net operating losses and recycling credits that are not more likely than not to be fully realized.
Segments: Gerdau Ameristeel is organized with two operating segments, mini-mills and downstream.
Mini-mills segment sales were $2.7 billion for the nine months ended September 30, 2009, compared to $6.5 billion for the nine months ended September 30, 2008. Mini-mill segment sales include sales to the downstream segment of $400.5 million and $713.6 million for the nine months ended September 30, 2009 and 2008, respectively. Mini-mill segment loss from operations for the nine months ended September 30, 2009 was $112.1 million compared to income from operations of $1.2 billion for the nine months ended September 30, 2008. The decrease in mini-mill segment income from operations for the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008 is primarily the result of facility closure costs, decreased external shipments due to the global liquidity crisis and related downturn in economic activity noted above.
Downstream segment sales were $900.6 million for the nine months ended September 30, 2009 compared to $1.3 billion for the nine months ended September 30, 2008. Downstream segment income from operations was $65.7 million for the nine months ended September 30, 2009 compared to $75.7 million for the nine months ended September 30, 2008, a decrease of $10.0 million, or 13.2%, which was primarily attributable to a decrease in shipment levels of approximately 22.6% and a $143 per ton decrease in the weighted average net selling price of fabricated steel. This impact was partially offset by a reduction in the market price of steel transferred from the mills.

Non-GAAP Financial Measures
Reconciliation of Non-GAAP Adjusted Net (Loss) Income to net (loss) income for the nine months ended September 30, 2009 and 2008 is shown below:

	For the Nine Months Ended - Unaudited		For the Nine Months Ended - Unaudited
($000s)	September 30, 2009	Diluted EPS	September 30, 2008	Diluted EPS
Reconciliation of net (loss) income to Non-GAAP Adjusted
Net Income:

Net (loss) income attributable to Gerdau Ameristeel & Subsidiaries	$(115,618)	$(0.27)	$742,013	$1.71

Adjustment for facility closure costs	115,033	0.26	—	—

Adjustment for income tax on facility closure costs	(36,723)	(0.08)	—	—

Adjustment for loss on extinguishment of debt	11,877	0.03	—	—

Adjustment for income tax on loss on extinguishment of debt	(4,528)	(0.01)	—	—

Adjustment for writedown of investments	—	—	46,701	0.11

Non-GAAP Adjusted Net (Loss) Income and (loss) earnings per share	$(29,959)	$(0.07)	$788,714	$1.82

Reconciliation of EBITDA to net income for the nine months ended September 30, 2009 and 2008 is shown below:

	For the Nine Months Ended
(US$ in thousands)	September 30, 2009	September 30, 2008
Net (loss) income	$(116,679)	$751,636
Income tax (benefit) expense	(95,847)	384,760
Interest and other expense on debt	105,741	125,427
Interest income	(4,310)	(12,157)
Depreciation	157,650	159,577
Amortization of intangibles	49,574	76,676
Facility closure costs	115,033	—
Amortization of deferred financing costs	9,191	8,161
Loss on extinguishment of debt	11,877	—
Loss (income) from 50% owned joint ventures	11,848	(84,167)
Cash distribution from 50% owned joint ventures	1,828	41,829
Foreign exchange (gain) loss, net	30,543	(8,456)
Writedown of investments	—	46,701

EBITDA	$276,449	$1,489,987

LIQUIDITY AND CAPITAL RESOURCES
The Company’s operations require substantial cash for working capital, capital expenditures, debt service, pensions and dividends. The Company has met its liquidity requirements primarily with cash provided by operations, issuances of common stock and long-term borrowings.
As of September 30, 2009, the Company had $821.1 million of cash and short-term investments and approximately $570.3 million available under the Senior Secured Credit Facility (see Credit Facilities and Indebtedness section herein for an explanation of the availability calculation) which results in a total liquidity position of approximately $1.4 billion. During the remainder of 2009, the Company anticipates being able to generate sufficient cash flow from operations to fund its investing and financing requirements.
Cash Flows
Operating activities: Net cash provided by operations for the nine months ended September 30, 2009 was $615.0 million compared to $270.9 million for the nine months ended September 30, 2008. For the nine months ended September 30, 2009, accounts receivable provided $134.1 million of cash primarily due to decreased sales during the current year in comparison to 2008. Inventory provided $350.6 million of cash primarily due to decreased raw material pricing and the Company’s efforts to reduce inventory levels. Liabilities used $149.5 million due to the slowdown in operations during 2009 reducing accounts payable, and accrued liabilities.

A significant use of the Company’s cash, which is included in its operating activities, is the funding of its pension benefit obligations. During the nine months ended September 30, 2009, the Company contributed $71.8 million to its defined benefit pension plans. The Company expects to contribute an additional $3.7 million to its pension plans during the balance of the 2009 fiscal year.
Investing activities: Net cash provided by investing activities was $5.9 million for the nine months ended September 30, 2009 compared to $328.1 million of cash used in the nine months ended September 30, 2008. For the nine months ended September 30, 2009, cash paid for the purchases of investments was $617.2 million, capital expenditures aggregated $71.0 million, and cash received from the sale of investments was $695.2 million.
Financing activities: Net cash used by financing activities was $443.2 million in the nine months ended September 30, 2009 compared to $140.2 million in the nine months ended September 30, 2008. For the nine months ended September 30, 2009, payments on Senior Notes were $417.5 million, cash paid for the payment of dividends was $8.6 million, payments of deferred financing costs were $13.2 million and distributions to noncontrolling interest totaled $4.2 million. For the nine months ended September 30, 2008, the principal component of financing activities was the payment of dividends.
Outstanding Shares
As of October 31, 2009, the Company had 433,312,372 common shares outstanding.
Credit Facilities and Indebtedness
The following is a summary of the Company’s existing credit facilities which require the Company to comply with material financial covenant requirements:
Term Loan Facility: In September 2007, the Company entered into the Term Loan Facility. The Term Loan Facility has three tranches (Tranche A in the amount of $1.25 billion, Tranche B in the amount of $1.0 billion and Tranche C in the amount of $0.35 billion) maturing between 5 and 6 years from the September 14, 2007 closing date. The Term Loan Facility bears interest at 6-month LIBOR plus between 1.00% and 1.25% and is payable semi-annually in March and September. The Company’s Term Loan Facility requires that the Company’s majority shareholder, Gerdau S.A. maintain financial covenants (see below) that are calculated under International Financial Reporting Standards (“IFRS”) and presented in Brazilian Reais (“R$”). If Gerdau S.A. has a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the term loan facility increases by 0.25%. At September 30, 2009 Gerdau S.A.’s Standard & Poor’s Rating Services was BBB-. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries but Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers.
In June 2009, the Company entered into an amendment with the lenders of the Term Loan Facility. The amendment provides temporary flexibility with respect to the facility’s covenants. The Term Loan Facility originally required the Company’s majority shareholder, Gerdau S.A. (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to total interest expense equal to or more than 3.0:1.0, and a ratio of consolidated total debt to EBITDA equal to or less than 4.0:1.0. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Term Loan Facility. The amendment revised the financial covenants so that Gerdau S.A. is required (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to net interest expense equal to or more than 2.5:1.0 and a ratio of consolidated net debt to EBITDA of less than 5.0:1.0. The revised covenant levels will remain in effect until September 30, 2010 unless cancelled by the Company prior to that time. The revised covenant levels can be cancelled by the Company at any time without penalty. As of September 30, 2009, Gerdau S.A.’s consolidated EBITDA to net interest expense ratio was 3.4:1.0. Gerdau S.A.’s consolidated EBITDA for the nine and twelve months ended September 30, 2009 was R$2.6 billion and R$4.0 billion, respectively, and net interest expense for these same periods was R$779.7 million and R$1.2 billion, respectively. As of September 30, 2009, Gerdau S.A.’s consolidated net debt to EBITDA ratio was 2.7:1.0. As of September 30, 2009, Gerdau S.A.’s consolidated net debt was R$10.7 billion.
The amendment also revised the interest charged on the outstanding borrowings effective when the financial covenants originally contained in the facility are not met. Under such circumstances, the interest rate charged would increase as of the reporting date, to 6-month LIBOR plus between 1.8% and 2.25%. At September 30, 2009, the Company was not in compliance with the original financial covenants but is in compliance with the amended financial covenants. As a result, the interest payment on March 10, 2010 will increase as described above. If Gerdau S.A. were to have a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the Term Loan Facility would increase an additional 0.45%. After September 30, 2010 or upon the Company’s cancellation of the revised covenants if sooner, these interest rate revisions would terminate. The amendment does not affect the outstanding amount of borrowings under or the original amortization schedule of the Term Loan Facility.
In addition, the Term Loan Facility requires that, for each six-month interest period, certain specified export receivables of Gerdau S.A. and certain of its Brazilian subsidiaries have a market value, as determined in accordance with the provisions of the Term Loan Facility, of at least 125% of the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during such interest period. If this export receivable coverage ratio is not met for any two consecutive interest periods or three nonconsecutive interest periods, the Term Loan Facility would be secured by springing liens on the export receivables and related bank accounts. Any subsequent failure to meet the export receivable coverage ratio would constitute an event of default under the Term

Loan Facility. As of the most recent interest period ending September 9, 2009, the export receivables were $199.7 million and the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during this interest period was $34.1 million.
The Term Loan Facility also contains customary covenants restricting the Company from engaging in certain actions, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company may elect to prepay all or any portion of the loans under the Facility at any time, without penalty or premium if done on an interest rate reset date.
The Company is in compliance with the terms of the amended Term Loan Facility at September 30, 2009.
Senior Secured Credit Facility: In 2005 the Company amended the Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010. In June 2008, the Company exercised the accordion feature of the Senior Secured Credit Facility to increase the commitments from $650.0 million to $950.0 million. The Company is in compliance with the terms of the facility at September 30, 2009. The Company can borrow under the senior secured credit facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of our operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the senior secured credit facility. Since the borrowing base under the Senior Secured Credit Facility is based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. Any borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory, accounts receivable and certain related assets.
Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in US dollars or Canadian dollars, at the option of the Company. The Company’s Senior Secured Credit Agreement requires the Company to comply with a Fixed Charge Coverage ratio of at least 1.1:1.0 at all times when the excess availability under the facility is less than $65 million. The Fixed Charge Coverage Ratio is defined in the agreement as the ratio of twelve month trailing EBITDA minus unfinanced capital expenditures to the sum of scheduled debt principal payments, prepayments of principal of debt incurred to finance capital expenditures, cash interest payments, cash taxes, cash dividends and share buybacks, and cash pension payments exceeding pension accruals during the period. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Senior Secured Credit Facility. As of September 30, 2009, the Fixed Charge Coverage ratio was 0.5:1.0 and excess availability was $570.3 million. In addition, the Company’s Senior Secured Credit Facility contains restrictive covenants that limit its ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit the Company’s ability to, among other things, incur additional secured debt, issue redeemable stock and preferred stock, pay dividends on its common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.
The Company is in compliance with the terms of the Senior Secured Credit Facility at September 30, 2009.
At both September 30, 2009 and December 31, 2008, there were no loans outstanding under this facility, and there were $61.3 million and $74.9 million, respectively, of letters of credit outstanding under this facility. Based upon available collateral under the terms of the agreement, at September 30, 2009 and December 31, 2008, approximately $570.3 million and $759.6 million, respectively, were available under the Senior Secured Credit Facility, net of outstanding letters of credit.
Senior Notes: On August 31, 2009 the Company redeemed all of the outstanding Senior Notes, at a redemption price equal to 101.792% of the outstanding principal amount (the “Redemption Price”). The Company funded the Redemption Price of approximately $412.3 million with cash. The notes were redeemed in full in accordance with their terms. The Company recorded a charge related to the debt extinguishment of $11.9 million during the three and nine months ended September 30, 2009.
Capital expenditures
Gerdau Ameristeel spent $71.0 million on capital projects in the nine months ended September 30, 2009 compared to $113.0 million in the nine months ended September 30, 2008. The most significant projects include a new finishing end at the Wilton, Iowa mill, a furnace fume control system upgrade and transformer rebuild costs at the Cartersville, Georgia mill, costs related to a new finishing end and melt shop expansion at the Jacksonville, Florida mill, installation of bar gauge measurement systems at both the Midlothian, Texas and Petersburg, Virginia mills, and the purchase of formerly leased properties at nine of the Company’s downstream locations.
Off — balance sheet arrangements
The Company does not have off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities.

Contractual obligations
The following table represents the Company’s contractual obligations as of September 30, 2009.

		Less than	More than 1, less	More than 3, less
(US$ in thousands)	Total	one Year	than 3 Years	than 5 Years	More than 5 Years
Long-term debt (1)	$2,660,810	$3,191	$2,106,199	$508,420	$43,000
Interest (2)	277,255	99,340	129,131	20,564	28,220
Operating leases (3)	103,770	20,075	34,561	30,270	18,864
Capital expenditures (4)	39,930	39,930	—	—	—
Unconditional purchase obligations (5)	155,125	155,125	—	—	—
Pension funding obligations (6)	3,654	3,654	—	—	—

Total contractual obligations	$3,240,544	$321,315	$2,269,891	$559,254	$90,084

(1)	Total amounts are included in the September 30, 2009 Consolidated Balance Sheet.

(2)	Interest payment obligations include actual interest and estimated interest for floating-rate debt based on outstanding long-term debt at September 30, 2009. Interest includes the impact of the Company’s interest rate swap which is recorded as an other long-term liability as of September 30, 2009.

(3)	Includes minimum lease payment obligations for equipment and real property leases in effect as of September 30, 2009.

(4)	Purchase obligations for capital expenditure projects in progress.

(5)	A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(6)	Pension plan and other post retirement plan contributions beyond 2009 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets. Continued volatility in the global financial markets could have an unfavorable impact on the Company’s future pension funding obligations as well as net periodic benefit cost.
As of September 30, 2009, the Company had $19.7 million of unrecognized tax benefits not included in the contractual obligations table. Based on the uncertainties associated with the settlement of these items, the Company is unable to make reasonably reliable estimates of the period of the potential cash settlements, if any, with taxing authorities.
OUTLOOK
The Company has continued to make progress in a number of areas during the past quarter which has resulted in the third successive quarterly growth in EBITDA. This is a testament to the Company’s ability to quickly respond to market conditions and has resulted in the generation of $276.4 million of EBITDA for the nine months ended September 30, 2009. Destocking of inventory by the Company’s customers seems to have been completed and resulted in a 12% quarter over quarter increase in the Company’s shipment levels. To keep pace, the capacity utilization levels of the Company’s mills improved as production increased approximately 24% in comparison to the second quarter and manufacturing costs continued their downward trend as the Company’s employees continue to seek more efficient ways of producing steel.
The Company has substantially completed the activities related to the previously announced action at its Sand Springs and Perth Amboy locations. As a result of leveraging its extensive network of steel producing facilities, the Company has been able to meet all of its customers’ needs during this process. The Company’s ability to continue providing superior service to its customers has been critical in the growth of the Company’s order rate. This focus on developing long-term service relationships is also being applied to the Company’s export customers as it expects this market will continue to provide opportunities in the future.
The Company expects normal seasonal market softness during the fourth quarter of 2009 and production will be adjusted to meet demand. However, the Company is confident that the actions taken are sustainable and will provide for attractive returns for its shareholders as conditions improve.
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
Gerdau Ameristeel’s Consolidated Financial Statements are prepared in accordance with U.S. GAAP that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.
Critical accounting policies are those that may have a material impact on the Consolidated Financial Statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company’s accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.

Revenue Recognition
The Company’s products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue from sales is recognized at the time products are shipped to customers, when the risks of ownership and title are transferred.
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues and costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.
The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in advance of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in advance of revenues recognized.
Inventories
Inventories are valued at the lower of cost (calculated on an average cost basis) or net realizable value. Consumables include mill rolls, which are recorded at cost and amortized to cost of sales based on usage. During periods when the Company is producing inventory levels below normal capacity, excess fixed costs are not inventoried but are charged to cost of sales in the period incurred.
Long-term Investments
In prior years, the Company invested excess cash in investments that are comprised of variable rate debt obligations, known as auction rate securities, which are asset-backed and categorized as available-for-sale. During the three months ended June 30, 2008, the Company reclassified the investments from a current asset to a non-current asset. These securities are analyzed each reporting period for possible other-than-temporary impairment factors and appropriate balance sheet classifications. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of marketable securities and auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. These investments have been categorized as long-term at September 30, 2009. The cost basis of the investment in these securities was approximately $101.2 million.
Fair Value Measurement
Effective January 1, 2008, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures” (“FASB ASC Topic 820”). FASB ASC Topic 820 introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities. FASB ASC Topic 820 for financial assets and liabilities is effective for fiscal years beginning after November 15, 2007, and the Company has adopted the standard for those assets and liabilities as of January 1, 2008. The Company is now required to measure the fair value of certain of its financial assets and to provide additional disclosures as a part of its consolidated financial statements.
FASB ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC Topic 820 also establishes a three tier fair value hierarchy which prioritizes the inputs in measuring fair value, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than level 1 prices such as quoted prices (unadjusted) for similar assets or liabilities; quoted prices (unadjusted) in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of September 30, 2009, the Company held certain assets and liabilities that are required to be measured at fair value on a recurring basis. These included the Company’s short-term and long-term investments and derivative instruments.
The Company’s short-term investments are primarily comprised of US government treasury bills, US government agency discount notes, Canadian government treasury bills, top-tier commercial paper, time deposits, certificates of deposit, bearer deposit notes and banker’s acceptances with highly rated financial institutions. The fair values of the US and Canadian government treasury bills of the short-term investments were determined based on observed prices in publicly quoted markets. Therefore, the Company utilized level 1 inputs to measure the fair market value of those investments. For the fair value of the remaining short-term investments the Company utilized a standard pricing model based on inputs that were readily available in public markets. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the short-term investments it holds. Therefore, the Company utilized level 2 inputs to measure the fair market value of these short-term investments.
The Company invested in auction rate security instruments, which were classified as long-term investments at September 30, 2009 and reflected at fair value. Due to events in the credit markets that occurred in 2007, auctions for all of these instruments have failed since the latter part of that year. The fair values of these securities were estimated utilizing valuation models including those that are based on expected cash flows and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity in a non-active market as of September 30, 2009. Therefore, the Company utilized level 3 inputs to measure the fair market value of these investments.
The Company’s derivative instruments consist of interest rate swaps. The Company utilized a standard pricing model based on inputs that were either readily available in public markets or derived from information available in publicly quoted markets to determine the value of the derivatives. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds. Therefore, the Company utilized level 2 inputs to measure the fair market value of these derivatives.
Allowance for Doubtful Accounts
The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management’s best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitates a change in estimated losses.
Business Combinations
Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of the Company’s acquisitions is assigned to intangible assets that require significant judgment in determining (i) fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. Changes in the initial assumptions could lead to changes in amortization charges recorded in the financial statements.
Goodwill
Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. The Company’s goodwill resides in multiple reporting units. The Company’s reporting units with significant balances of goodwill as of September 30, 2009 and December 31, 2008 include Long Products reporting unit within the steel mills segment and the PCS and the Rebar Fabrication Group reporting unit within the downstream segment. The Company reviews goodwill at the reporting unit level for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The profitability of individual reporting units may suffer periodically from downturns in customer demands and other factors which reflect the cyclical nature of the Company’s business and the overall economic activity. Individual reporting units may be relatively more impacted by these factors than the Company as a whole. The Company’s goodwill impairment analysis consists of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on a combination of the income valuation approach, which estimates the fair value of the Company’s reporting units based on future discounted cash flows methodology and other valuation techniques, and the market valuation approach, which estimates the fair value of the Company’s reporting units based on comparable market prices. The valuation approaches and reporting unit determinations are subject to key judgments and assumptions that are sensitive to change. If the estimated fair value exceeds the carrying value, no further analysis or goodwill writedown is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written down to its implied fair value.
The Company’s policy is to test goodwill at least annually in the third quarter and, therefore, it performed a goodwill impairment test as of July 1, 2009. Step 1 of the Company’s impairment analysis indicated that the carrying value of the net assets of each reporting unit exceeded its respective fair market value and, therefore, no indication of impairment existed. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in this analysis included: discount rates ranging from 12.5% to 13.25% using a mid-year convention and expected future growth rates ranging from 2% to 3% to derive terminal values as well as operating earnings margins, working capital levels, and asset lives used to generate future cash flows. The Company’s cash flow projections used in the determination of fair value of the reporting units were based on assumptions which were reflective of management’s best estimate of the future cash flow stream of the reporting units.
As of July 1, 2009, the date the goodwill impairment test was performed, the Long Products, Rebar Fabrication Group and PCS reporting units had remaining goodwill balances of $1.7 billion, $56 million and $119 million, respectively. Additionally, as of July 1, 2009, the fair value of the Long Products and Rebar Fabrication reporting units significantly exceeded their carrying value while the fair value of PCS exceeded its carrying value by only 1%. Because of the insignificant margin of fair value over carrying value for the PCS reporting unit at July 1, 2009, its goodwill balances may have an increased likelihood of impairment if the long-term outlook for their cash flows were adversely impacted.
To ensure the reasonableness of the concluded value of the Company’s reporting units, the Company reconciled the combined fair value of its reporting units to its market capitalization as of July 1, 2009. Based on this reconciliation, the implied control premium was near 30%. The Company concluded a 30% control premium was reasonable when comparing to a range of control premiums for comparable merger transactions. In concluding on the reasonableness of the implied control premium, the Company also considered the majority ownership of Gerdau S.A. and its impact on the Company’s market capitalization.
The impairment review process is subjective and requires significant judgment throughout the analysis. If the estimates or related assumptions change in the future, the Company may be required to record additional impairment charges. Additionally, continued adverse conditions in the economy and future volatility in the stock market could continue to impact the valuation of the Company’s reporting units, which could trigger additional impairment of goodwill in future periods.
Intangible Assets
Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. The customer relationship intangible asset has been amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time. Intangible assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. As of May 31, 2009, the Company’s intangible assets were tested for impairment in conjunction with long-lived assets as a result of certain triggering events which occurred in the second quarter and no impairment was indicated. See further discussion of the impairment test under “Long-lived Assets” below.
Long-lived Assets
The Company is required to assess potential impairments of long-lived assets in accordance with FASB ASC Topic 360, “Property, Plant, and Equipment”, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company’s long-lived assets primarily include property, plant and equipment used in operations, property held for sale and intangible assets.
As discussed under “Results of Operations — Facility Closure Costs”, during the second quarter of 2009, the Company announced its plans to stop production at certain facilities. The Company subsequently stopped production at its Perth Amboy, New Jersey and Sand Springs, Oklahoma facilities in the third quarter of 2009. Each facility which was closed was separately identified as an asset group for purposes of testing the respective facility’s long-lived assets for impairment. As a result of the impairment tests, for the three and nine months ended September 30, 2009, the Company recorded an impairment charge of $51.4 million and $81.9 million, respectively, related to the property, plant and equipment at these facilities. Additionally, the Company performed an impairment test for all other asset groups as of May 31, 2009 due to certain triggering events which occurred in the second quarter. Both long-lived assets and intangible assets were included in these asset groups and, therefore, subject to the impairment test. No impairment was indicated as a result of the impairment test as the recoverable amount of each of these other asset groups was significantly in excess of its respective carrying value. The expected future cash flows forecast developed by management was a key estimate used in the long-lived asset impairment analysis and was based on assumptions which were reflective of management’s best estimate of the future cash flow stream of the asset groups.
Accounting for Income Taxes
The Company accounts for income taxes in accordance with FASB ASC Topic 740, “Income Taxes”. Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.
The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.
Derivatives
The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined risks associated with variability in cash flows or changes in fair values related to the Company’s financial liabilities. The associated financial statement risk is the volatility in net income which can result from changes in fair value of derivatives not qualifying as hedges for accounting purposes or ineffectiveness of hedges that do qualify as hedges for accounting purposes. The Company’s hedges are designated and qualify for accounting purposes as one of the following types of hedges: hedges of the variability of future cash flows from floating rate liabilities due to the risk being hedged (“Cash Flow Hedges”), hedges of changes in fair value of liabilities due to the risk being hedged (“Fair Value Hedges”) or are derivatives that do not qualify for hedge accounting (“Non-qualifying”). For all hedges where hedge accounting is being applied, effectiveness testing and other procedures to ensure the ongoing validity of the hedges are performed monthly.
The Company applies cash flow hedge accounting to interest rate swaps designated as hedges of the variability of future cash flows from floating rate liabilities due to the benchmark interest rate. The Company uses regression analysis to perform an ongoing prospective and retrospective assessment of the effectiveness of these hedging relationships. Changes in fair value of the effective portion of these interest rate swaps are recorded to “Unrealized gain (loss) on qualifying cash flow hedges, net of tax provision” as a component of Accumulated other comprehensive (loss) income (“AOCI”) in Shareholder’s equity, net of tax effects until the underlying hedged item is recognized in earnings. Amounts recorded to AOCI are then reclassified to Interest expense consistent with the expense classification of the underlying hedged item. Any ineffective portion of the change in fair value of these instruments is recorded to interest expense.
The Company’s designated fair value hedges consist primarily of interest rate swaps designated as fair value hedges of changes in the benchmark interest rate of fixed rate borrowings. The Company ensured that the terms of the hedging instruments and hedged items matched and that other accounting criteria were met so that the hedges were assumed to have no ineffectiveness (i.e., the Company applied the “shortcut” method of hedge accounting).
Environmental Remediation
The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.
Post Retirement Benefits
Primary actuarial assumptions are determined as follows:
•	The expected long-term rate of return on plan assets is based on the Company’s estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

•	The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company’s obligation and expense.

•	The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company’s long-term compensation policies. An increase in the rate would increase the Company’s obligation and expense.

•	The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company’s obligation and expense.
Adoption of New Accounting Pronouncements
In June 2009, the FASB issued guidance on “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FAS 162,” which was primarily codified into FASB ASC Topic 105, “Generally Accepted Accounting Principles,” as the single source of authoritative nongovernmental U.S. GAAP. FASB ASC Topic 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the FASB Codification will be considered non-authoritative. These provisions of FASB ASC Topic 105 are effective for interim and annual periods ending after September 15, 2009 and, accordingly, are effective for the Company for the current fiscal reporting period. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements; however references in the notes to the consolidated financial statements to the authoritative accounting literature have been changed to reflect the newly adopted codification.
In May 2009, the FASB issued guidance on “Subsequent Events,” which was primarily codified into FASB ASC Topic 855, “Subsequent Events,” which established general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC Topic 855 is effective prospectively for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued guidance on “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” which was primarily codified into FASB ASC Topic 820, which provided additional guidance on measuring fair value when the volume and level of activity has significantly decreased and identifying transactions that are not orderly. This guidance also emphasized that an entity cannot presume an observable transaction price is not orderly even when there has been a significant decline in the volume and level of activity. This guidance required enhanced disclosures and was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued guidance on the “Recognition and Presentation of Other-Than-Temporary Impairments,” which was primarily codified into FASB ASC Topic 320, “Investments—Debt and Equity Securities,” which shifted the focus for debt securities from an entity’s intent to hold until recovery to its intent to sell. This guidance required entities to initially apply the provisions of the standard to certain previously other-than-temporarily impaired debt instruments existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment reclassified the noncredit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption from retained earnings to accumulated other comprehensive income. This guidance required enhanced disclosures and was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued Staff guidance on the “Disclosures about Fair Value of Financial Instruments,” which was primarily codified into FASB ASC Topic 825 “Financial Instruments”, which expanded the fair value disclosures required to interim periods. However, this guidance did not require interim disclosures of credit or market risks. The guidance was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In February 2008, the FASB issued Staff guidance on the “Effective Date of FASB Statement 157,” which was primarily codified into FASB ASC Topic 820 which delayed the effective date of FASB ASC Topic 820 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of FASB ASC Topic 820 for nonfinancial assets and nonfinancial liabilities did not have a significant impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued guidance on “Business Combinations,” which was primarily codified into FASB ASC Topic 805 “Business Combinations”. This guidance established the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. It also established disclosure requirements for business combinations. This guidance applied to business combinations for which the acquisition date was on or after December 15, 2008. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued guidance on “Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB 51,” which was primarily codified into FASB ASC Topic 810 “Consolidations”. This guidance established new accounting and reporting standards for minority interests, now termed “non-controlling interests”. It required non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. This Guidance was effective for fiscal years beginning on or after December 15, 2008 and required retrospective application. The Company adopted this statement as of January 1, 2009 and recast the prior year disclosures as required. This standard changed the accounting for and reporting of the Company’s non-controlling interest in its consolidated financial statements.
In March 2008, the FASB issued guidance on the “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement 133,” which was primarily codified into FASB ASC Topic 815 “Derivatives and Hedging”. This guidance expanded the disclosure requirements for derivative instruments and hedging activities. Specifically, this guidance requires entities to provide enhanced disclosures addressing the following: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This guidance was effective for fiscal years and interim periods beginning after November 15, 2008. The adoption of this guidance did not impact the Company’s consolidated financial statements.
In April 2008, the FASB issued guidance on the “Determination of the Useful Life of Intangible Assets,” which was primarily codified into FASB ASC Topic 350 “Intangibles — Goodwill and Other”. This guidance amended the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset and required enhanced disclosures. This guidance was effective for fiscal years beginning after December 15, 2008. Adoption of this statement did not have a significant impact on the Company’s consolidated financial statements.
Recently Issued Accounting Standards
In June 2009, the FASB issued guidance on “Measuring Liabilities at Fair Value,” which was primarily codified into FASB ASC Topic 820. This guidance provides clarification in circumstances in which a quoted price in an active market for the identical liability is not available and requires an entity to measure fair value using either a valuation technique that uses a quoted price of either a similar liability or a quoted price of an identical or similar liability when traded as an asset, or another valuation technique that is consistent with the principles of fair value measurements, such as an income approach (e.g., present value technique) or market approach. This guidance also states that both a quoted price in an active market for the identical liability and a quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. This guidance is effective for interim periods beginning after August 2009. The Company does not expect the adoption of this guidance to have a significant impact on the Company’s consolidated financial statements.
In December 2008, the FASB issued guidance on “Employers’ Disclosure about Postretirement Benefit Plan Assets,” which was primarily codified into FASB ASC Topic 715 “Compensation — Retirement Benefits,” which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The guidance is effective for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this guidance are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this guidance is permitted. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of this guidance.
INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
In 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Canadian securities regulatory authorities have granted approval for the Company to early adopt IFRS for its financial statements for periods beginning on or after January 1, 2009. The Company had previously announced that it would report under IFRS for the first time during 2009, however, the Company is currently contemplating deferring the first time adoption of IFRS until 2010. The Company has substantially completed the process to transition from US GAAP to IFRS and has met the objectives of its comprehensive IFRS conversion plan (the “Plan”). The following discussion provides further information about the Company’s conversion to IFRS.
Initial Adoption of IFRS
IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) sets forth guidance for the initial adoption of IFRS. Commencing with the first interim or annual period in which the Company reports under IFRS, the Company will adjust its comparative prior period financial statements to comply with IFRS. In addition, the Company will reconcile comparative period equity and net earnings from the previously reported US GAAP amounts to the restated IFRS amounts.
Under IFRS 1, the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. IFRS 1 provides for certain optional exemptions and elections as well as certain mandatory exceptions to this general principle. The Company will be applying the following exemptions and elections to its opening balance sheet:
Optional exemptions
Business combinations
IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 “Business Combinations” (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. The Company will take advantage of this election and apply IFRS 3 only to business combinations that occurred on or after the opening transition date balance sheet.
Cumulative translation differences
IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 “The Effects of Changes in Foreign Exchange Rates” for cumulative translation differences that existed at the date of transition to IFRS. The Company has chosen to apply this election and will deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS shall be excluded from the gain or loss on disposal.
Share-based payment transactions
IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 “Share-based Payment” (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected to apply IFRS 2 only to equity instruments that were unvested as of its transition date.

Carrying value of assets and liabilities
The Company is adopting IFRS subsequent to the date from which its parent, Gerdau S.A., adopted IFRS. In accordance with IFRS 1, if a subsidiary company adopts IFRS subsequent to its parent adopting IFRS, the subsidiary shall measure its assets and liabilities at either:
(i)	the same carrying amounts as in the financial statements of the parent based on the parent’s date of transition to IFRS; or

(ii)	the carrying amounts required by the rest of IFRS 1, based on the subsidiary’s date of transition to IFRS.
The Company has elected to record the carrying amounts required by IFRS 1 based on its date of transition to IFRS as described in (ii) above.
Mandatory exceptions
Estimates
In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous US GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates at its transition date will be consistent with its US GAAP estimates for the same date unless evidence is obtained that indicates that the estimates were in error.
Impact of IFRS on Financial Reporting
IFRS employs a conceptual framework that is similar to US GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS will not change the Company’s actual cash flows, it will result in changes to the Company’s reported financial position and results of operations. To assist the users of the Company’s financial statements in understanding these changes, the following discussion describes the differences between US GAAP and IFRS for the Company’s accounting policies and financial statement accounts which could be significantly affected by the conversion to IFRS. The quantitative impact to the Company’s financial statements for the differences between US GAAP and IFRS described below could be significantly different depending on which financial period the Company adopts IFRS. Because of these uncertainties, the Company has not disclosed any quantitative information relating to the differences described below.
(a) Impairment of goodwill
US GAAP — US GAAP requires an impairment analysis based on a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. If the estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value at the date of the impairment test. If necessary, goodwill would then be written down to its implied fair value.
IFRS — IAS 36 “Impairment of Assets” (“IAS 36”) requires an impairment analysis based on a one-step process. A write-down is recognized if the recoverable amount of the cash generating unit, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow value), is less than the carrying value.
In addition, in accordance with IFRS 1, the Company will have to perform a goodwill impairment test as of the transition date and consider whether an impairment charge would be recognized under IFRS on the transition date. For reporting periods subsequent to the transition date, the Company will perform a goodwill impairment test on an annual basis, at a minimum, and when impairment indicators exist.
(b) Impairment of long-lived assets (primarily includes property, plant and equipment and intangibles for the Company)
US GAAP — A write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carrying value. Recoverability is determined based on an estimate of undiscounted future cash flows resulting from the use of the long-lived asset or group of assets and the eventual disposition.
IFRS — IAS 36 requires a write-down to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow value) is less than carrying value.
In addition, in accordance with IFRS 1, the Company will have to perform a long-lived assets impairment test as of the transition date and consider whether an impairment charge would be recognized under IFRS on the transition date. For reporting periods subsequent to the transition date, the Company will perform a long-lived assets impairment test if deemed necessary under IAS 36.

(c) Stock-based compensation
US GAAP — The fair value of stock-based awards with graded vesting and service-only conditions are treated as one grant by the Company, accordingly, the resulting fair value is recognized on a straight-line basis over the vesting period.
IFRS — Each tranche of stock-based awards with graded vesting is considered a separate grant for the calculation of fair value, and the related expense is attributed to the vesting period of each tranche of the award.
(d) Business combinations — redeemable noncontrolling interest
US GAAP — A redeemable noncontrolling interest is not required to be separately recognized in the balance sheet as a financial instrument when the redemption value is determined to be at the fair value of the underlying noncontrolling interest.
IFRS — IAS 32 “Financial Instruments: Disclosure and Presentation”, requires that a liability be recognized for management’s best estimate of the present value of the redemption amount of the put option that was entered into in connection with the Pacific Coast Steel (“PCS”) 55% acquisition in 2006. The put liability is recognized by reclassification from parent equity. The accretion of the discount on the put liability is recognized as a finance charge in the income statement. The put liability is re-measured to the final redemption amount and any adjustments to the estimated amount of the liability are recognized in the income statement.
(e) Business combinations — Acquisition of a noncontrolling interest
US GAAP — Under US GAAP in place prior to 2009, acquisitions of a noncontrolling interest were accounted for using the purchase method. As such, when the Company acquired an additional ownership interest, the acquisition was treated as a step acquisition, with additional goodwill and incremental fair value of assets recorded.
IFRS — Under IFRS, the purchase of a noncontrolling interest is not considered a business combination, as control of the entity already exists. As such, the difference between the consideration paid and the share of net assets acquired at book value is recorded to equity and no additional goodwill or incremental fair value of assets is recorded.
(f) Provisions
US GAAP — US GAAP requires the use of a discount rate that produces an amount at which the liability theoretically could be settled in an arm’s-length transaction with a third party. Additionally, the discount rate should not exceed the interest rate on monetary assets that are essentially risk-free and have maturities comparable to that of the liability.
IFRS — IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” requires a provision or contingent liability to be discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Risk adjustments should be made to the discount rate if such risks are not inherent in the estimated cash outflows.
(g) Postretirement benefits
US GAAP — The excess of any actuarial gain or loss exceeding 10% of the greater of the benefit obligation or the fair value of plan assets is included as a component of the net actuarial gain or loss recognized in accumulated other comprehensive income or loss and is amortized to net periodic pension cost in future periods over the average remaining service period of the active employees.
IFRS — The Company elected to adopt paragraph 93A of IAS 19 “Employee Benefits”, which allows an entity to recognize actuarial gains and losses directly in equity or retained earnings in the period in which they occur (without the need to amortize those deferred gains and losses in the statement of income in future periods).
(h) Facility closure costs
US GAAP — US GAAP requires the recognition of certain obligations arising from facility closures when the facility ceases operation or when the cost is incurred.
IFRS — IFRS requires the recognition of certain obligations arising from facility closures when the obligations are unavoidable and are not related to the ongoing activities of the facility. As such, under IFRS, the Company will recognize certain obligations related to the Facility Plan in a different reporting period than what US GAAP would have required.
(i) Income taxes
Deferred income tax assets as well as income tax expense are generally calculated in the same manner in accordance with US GAAP and IFRS. However, certain of the pre-tax adjustments described above are expected to generate additional (or lessen existing) temporary differences between book and tax basis and, accordingly, will give rise to adjustments to the Company’s recorded deferred tax assets and liabilities as well as deferred income tax expense (or benefit).

In addition, US GAAP requires that deferred tax benefits are recorded for share-based payment awards based on the compensation expense recorded for the award. On exercise of the award, the difference between the actual deduction realized on the tax return and the cumulative tax benefit recognized for book purposes is generally recorded directly to equity (subject to certain limitations). Under IFRS, deferred tax benefits are recorded for share-based payment awards based on the intrinsic value of the award at each balance sheet date. Deferred tax benefits that exceed the amount of cumulative compensation recognized for book purposes are recorded directly to equity.
Additionally, IFRS requires all deferred tax assets and liabilities to be classified as noncurrent for balance sheet presentation, as compared to US GAAP which requires classification between current and noncurrent based on the balance sheet classification of the related asset or liability.
(j) Interim periods — pension valuation
US GAAP — Under US GAAP, the remeasurement of plan assets and defined benefit obligations is only an annual requirement unless a significant event, such as a curtailment, settlement or significant plan amendment occurs.
IFRS — Under IFRS, an entity is required to determine the present value of the defined benefit obligation and the fair value of the plan assets with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date. Due to the volatile economic environment in 2008 and the first half of 2009, the Company determined that the fair value of certain plan assets should be adjusted for certain interim periods.
(k) Deferred financing costs
US GAAP — Under US GAAP, the Company presents deferred financing costs as an asset on its balance sheet.
IFRS — IFRS requires deferred financing costs related to the issuance of debt to be presented on the balance sheet as a reduction of the carrying value of the debt.
(l) Accumulated other comprehensive income or loss
As discussed above under the heading “Optional exemptions”, the Company has chosen to deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS which results in an adjustment to accumulated other comprehensive income or loss. Also, discussed above under the heading “Impact of IFRS on Financial Reporting”, the Company has chosen to recognize all actuarial gains and losses related to its defined benefit plans directly into retained earnings.
(m) Presentation and disclosure
The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.
SUBSEQUENT EVENTS
Management has considered subsequent events reviewed through November 6, 2009. There were no subsequent events that required recognition or disclosure.
RISKS AND UNCERTAINTIES
Excess global capacity in the steel industry and the availability of competitive substitute material has resulted in intense competition, which may exert downward pressure on the prices of the Company’s products.
The Company competes with numerous foreign and domestic steel producers, largely mini-mill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers’ product specifications and delivery schedules. Global over-capacity in steel manufacturing has in the past had a negative impact on steel pricing and could adversely affect the Company’s sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all may contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company’s products, which could materially adversely affect its sales and profit margins. In addition, in the case of certain product applications, the Company and other steel manufacturers compete with manufacturers of other materials, including plastic, wood, aluminum (particularly in the automotive industry), graphite, composites, ceramics, glass and concrete. Product substitution could also have a negative impact on demand for steel products and place downward pressure on prices.

The cyclical nature of the steel industry and the industries the Company serves and economic conditions in North America and worldwide may cause fluctuations in the Company’s revenue and profitability.
The North American steel industry is cyclical in nature and may be affected by prevailing economic conditions in the major world economies. A recession in the United States, Canada or globally (or concerns that a recession is likely) could substantially decrease the demand for the Company’s products and adversely affect the Company’s financial condition, production, sales, margins cash flows, and earnings. The Company is particularly sensitive to trends in cyclical industries such as the North American construction, appliance, machinery and equipment, and transportation industries, which are significant markets for the Company’s products.
Market conditions for steel products in the U.S. and Canada have fluctuated over the years. Significant portions of the Company’s products are also destined for the steel service center industry. The Company’s markets are cyclical in nature, which affects the demand for its finished products. A disruption or downturn in any of these industries or markets could materially adversely impact the Company’s financial condition, production, sales, margins, cash flows and earnings. The Company is also sensitive to trends and events that may impact these industries or markets, including strikes and labor unrest.
The Company’s profitability can be adversely affected by increases in raw material and energy costs.
The Company’s operating results are significantly affected by the cost of steel scrap and scrap substitutes, which are the primary raw materials for the Company’s mini-mill operations. Prices for steel scrap are subject to market forces largely beyond the Company’s control, including demand by U.S. and international steel producers, freight costs and speculation. The rate of worldwide steel scrap consumption, especially in China, can result in increased volatility in scrap prices. Metal spread, the difference between mill selling prices and scrap raw material cost, has been at a high level in recent years. The Company does not know how long these levels can be maintained and if scrap prices change without a commensurate change in finished steel selling prices, the Company’s profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair the Company’s ability to compete with integrated mills and materially adversely affect sales and profit margins.
Energy costs represent a significant portion of the production costs for the Company’s operations. Some of the Company’s mini-mill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electricity supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand. This portion represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and therefore is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.
Imports of steel into North America have adversely affected and may again adversely affect steel prices, and despite trade regulation efforts, the industry may not be successful in reducing steel imports.
While imports of steel into North America have recently moderated from historical highs, they have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company’s sales and profit margins. Competition from foreign steel producers is strong and may increase in the event of increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies or the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and, in certain cases, have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter into the North American markets resulting in price depression, which could materially adversely affect the Company’s ability to compete and maintain sales levels and profit margins.
A change in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into North America.
A significant factor in the worldwide strengthening of steel pricing over the past several years has been the significant growth in steel consumption in China, which has outpaced that country’s manufacturing capacity to produce enough steel to satisfy its own needs. This has resulted in China being a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A reduction in China’s economic growth rate with a resulting reduction of steel consumption, coupled with China’s expansion of steel-making capacity, could have the effect of a substantial weakening of both domestic and global steel demand and steel pricing. Moreover, many Asian and European steel producers that had previously shipped their output to China may ship their steel products to other markets in the world including the North American market, which could cause a material erosion of margins through a reduction in pricing.
The Company’s participation in the consolidation of the steel industry could adversely affect the business.
The Company believes that there continues to be opportunity for future growth through selective acquisitions, given the pace of consolidation in the steel industry and the increasing trend of customers to focus on fewer key suppliers. As a result, the Company intends to continue to apply a selective and disciplined acquisition strategy. Future acquisitions, investments in joint ventures or strategic alliances may involve some or all of the following risks, which could materially adversely affect the Company’s business, results of operations, cash flows or financial condition:
•	the difficulty of integrating the acquired operations and personnel into the existing business;

•	the potential disruption of ongoing business;

•	the diversion of resources, including management’s time and attention;

•	incurrence of additional debt;

•	the inability of management to maintain uniform standards, controls, procedures and policies;

•	the difficulty of managing the growth of a larger company;

•	the risk of entering markets in which the Company has little experience;

•	the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise;

•	the risk of contractual or operational liability to venture participants or to third parties as a result of the Company’s participation;

•	the risk of environmental or other liabilities associated with the acquired business;

•	the inability to work efficiently with joint venture or strategic alliance partners; and

•	the difficulties of terminating joint ventures or strategic alliances.
Acquisition targets may require additional capital and operating expenditures to return them to, or sustain, profitability. Acquisition candidates may also be financially distressed steel companies that typically do not maintain their assets adequately. Such assets may need significant repairs and improvements. The Company may also have to buy sizeable amounts of raw materials, spare parts and other materials for these facilities before they can resume, or sustain, profitable operation. Such financially distressed steel companies also may not have maintained appropriate environmental programs. These problems also may require significant expenditures by the Company or expose the Company to environmental liability.
There is also a risk that acquisition targets may have undisclosed or unknown liabilities and that the Company may not be indemnified for breaches of representations, warranties or covenants in the acquisition agreement. In addition, there is a risk that the Company may not successfully complete the integration of the business operations and product lines of an acquisition target with its own, or realize all of the anticipated benefits and synergies of the acquisition. If the benefits of an acquisition do not exceed the costs associated with the acquisition, the Company’s results of operations, cash flows and financial condition could be materially adversely affected.
Following an acquisition, the Company may also be required to record impairment charges relating to goodwill, identifiable intangible assets or fixed assets. Goodwill, identifiable intangible assets and fixed assets represent nearly half of the Company’s total assets. Economic, legal, regulatory, competitive, contractual and other factors, including changes in the manner of or use of the acquired assets, may affect the value of the Company’s goodwill, identifiable intangible assets and fixed assets. If any of these factors impair the value of these assets, accounting rules would require that the Company reduce its carrying value and recognize an impairment charge, which would reduce the Company’s reported assets and earnings in the year the impairment charge is recognized. In addition, an impairment charge may impact the Company’s financial ratios under its debt arrangements and affect its ability to pay dividends to holders of the Company’s common shares. During 2008, the Company recorded an impairment charge of $1.3 billion and may be required to take further impairment charges in the future.
Future acquisitions may be required for the Company to remain competitive, but the Company cannot assure you that it can complete any such transactions on favorable terms or that it can obtain financing, if necessary, for such transactions on favorable terms. The Company also cannot assure you that future transactions will improve its competitive position and business prospects as anticipated; if they do not, the Company’s results of operations may be materially adversely affected.
Steel manufacturing is capital intensive which may encourage producers to maintain production in periods of reduced demand which may in turn exert downward pressure on prices for the Company’s products.
Steel manufacturing is very capital intensive, resulting in a large fixed-cost base. The high levels of fixed costs of operating a mini-mill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.
Unexpected equipment failures may lead to production curtailments or shutdowns.
The Company operates several steel plants in different sites. Nevertheless, interruptions in the production capabilities at the Company’s principal sites would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. The Company’s manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as its electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers, and this equipment may, on occasion, incur downtime as a result of unanticipated failures. The Company has experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in production capabilities would adversely affect the Company’s productivity and results of operations. Moreover, any interruption in production capability may require the Company to make additional capital expenditures to remedy the problem, which would reduce the amount of cash available for operations. The Company’s insurance may not cover the losses. In addition, long-term business disruption could harm the Company’s reputation and result in a loss of customers, which could materially adversely affect the business, results of operations, cash flows and financial condition.

The Company’s level of indebtedness could adversely affect its ability to raise additional capital to fund operations, limit the ability to react to changes in the economy or the industry and prevent it from meeting its obligations under its debt agreements.
The Company had $1.8 billion of net indebtedness as of September 30, 2009. The Company’s degree of leverage could have important consequences, including the following:
•	it may limit the ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	it may limit the ability to declare dividends on the common shares;

•	a portion of the cash flows from operations must be dedicated to the payment of interest on existing indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

•	certain of the Company’s borrowings, including borrowings under its term loan facility and senior secured credit facility, are at variable rates of interest and are subject to increases in interest rates;

•	it may limit the ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to its competitors that have less debt;

•	the Company may be vulnerable in a downturn in general economic conditions; and

•	the Company may be required to adjust the level of funds available for capital expenditures.
Under the terms of its existing indebtedness, the Company is permitted to incur additional debt in certain circumstances; doing so could increase the risks described above.
The term loan facility entered into to finance the acquisition of Chaparral requires Gerdau S.A. and its subsidiaries, including the Company, on a consolidated basis to maintain certain debt to last-twelve-months trailing EBITDA and EBITDA to interest ratios, as of the last day of each fiscal quarter. In addition, the term loan facility requires that, for each six-month interest period, certain specified export receivables of Gerdau S.A. and certain of its Brazilian subsidiaries have a market value, as determined in accordance with the provisions of the term loan facility, of at least 125% of the principal and interest due on certain of the loans outstanding under the Term Loan Facility during such interest period. If this export receivable coverage ratio is not met for any two consecutive interest periods or three non-consecutive interest periods, the term loan facility would be secured by springing liens on the export receivables and related bank accounts. Any subsequent failure to meet the export receivable coverage ratio would constitute an event of default under the term loan facility. The term loan facility also contains customary covenants restricting the Company’s ability, including the ability of two of the Company’s subsidiaries, Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on the Company’s assets, enter into certain transactions with affiliates and enter into certain merger transactions. A default under the term loan facility could trigger certain cross default provisions contained in the Company’s other debt instruments with the result that substantially all of the Company’s debt could become due and the Company’s existing credit facilities could be terminated. In June 2009, the Company entered into an amendment which provides temporary flexibility with respect to the term loan facility’s covenants. However, there is no assurance that future amendments will be granted by the lenders, if required.
The senior secured credit facility contains customary covenants that limit the Company’s ability to, among other things, incur additional debt, issue redeemable stock and preferred stock, pay dividends on the common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations. These covenants will limit the Company’s flexibility in the operation of the business.
Environmental and occupational health and safety laws and regulations affect the Company and compliance may be costly and reduce profitability.
The Company is required to comply with an evolving body of environmental and occupational health and safety laws and regulations (“EHS Laws”), most of which are of general application but result in significant obligations in practice for the steel sector. These laws and regulations concern, among other things, air emissions, discharges to soil, surface water and ground water, noise control, the generation, handling, storage, transportation, and disposal of hazardous substances and wastes, the clean-up of contamination, indoor air quality and worker health and safety. These laws and regulations vary by location and can fall within federal, provincial, state or municipal jurisdictions. There is a risk that the Company has not been or, in the future, will not be in compliance with all such requirements. Violations could result in penalties or the curtailment or cessation of operations, any of which could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as lead, particulate matter and mercury. Because the Company’s manufacturing facilities emit air emissions, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the relevant government authority if any air emissions limits are exceeded. The government authorities typically monitor compliance with these limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop certain activities; administrative penalties for violating certain EHS Laws; and regulatory prosecutions, which can result in significant fines and (in relatively rare cases) imprisonment. The Company is also required to comply with a similar regime with respect to its wastewater or stormwater discharges. EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of waters, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions using the same variety of tools noted above. The Company has installed pollution control equipment at its manufacturing facilities to address emissions and discharge limits, and has an environmental management system in place designed to reduce the risk of non-compliance.

EHS Laws relating to health and safety also result in significant obligations for the Company. The Company’s manufacturing operations involve the use of large and complex machinery and equipment and the consequent exposure of workers to various potentially hazardous substances. As a consequence, there is an inherent risk to the Company’s workers’ health and safety. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
Other EHS Laws regulate the generation, storage, transport and disposal of hazardous waste. The Company generates certain wastes, including electric arc furnace (“EAF”) dust and other contaminants, some of which are classified as hazardous, that must be properly controlled and disposed of under applicable EHS Laws. Hazardous waste laws require that hazardous wastes be transported by an approved hauler and delivered to an approved recycler or waste disposal site and, in some cases, treated to render the waste non-hazardous prior to disposal. The Company has in place a system for properly handling, storing and arranging for the disposal of the wastes it produces, but non-compliance remains an inherent risk, and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
Certain EHS Laws impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties. Liability may attach regardless of fault or the legality of the original contaminating event. Some of the Company’s present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require clean-up. The Company could be liable for the costs of such clean-ups. Clean-up costs for any contamination, whether known or not yet discovered, could be substantial and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company has estimated clean-up costs based on a review of the anticipated remediation activities to be undertaken at each of its known contaminated sites. Although the ultimate costs associated with such remediation are not precisely known, the Company has estimated the present value of the total remaining costs as of September 30, 2009 to be approximately $18.4 million, with these costs recorded as a liability in the Company’s financial statements.
Changes to the regulatory regime, such as new laws or new enforcement policies or approaches could have a material adverse effect on the Company’s business, cash flows, financial condition, or results of operations. Examples of these kinds of changes include recently enacted laws on the emissions of mercury, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue, current initiatives with respect to lead emissions, and the emerging legislative responses to climate change.
The Company is also required to obtain governmental permits and approvals pursuant to EHS Laws. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances, including at the time the Company applies for renewal of existing permits. Failure to obtain or comply with the conditions of permits and approvals may adversely affect the Company’s results of operations, cash flows and financial condition and may subject the Company to significant penalties. In addition, the Company may be required to obtain additional operating permits or governmental approvals and incur additional costs.
The Company may not be able to meet all the applicable requirements of EHS Laws. Moreover, the Company may be subject to fines, penalties or other liabilities arising from actions imposed under EHS Laws. In addition, the Company’s environmental and occupational health and safety capital expenditures could materially increase in the future.
Laws and regulations intended to reduce greenhouse gases and other air emissions may be enacted in the future and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company anticipates that its Canadian and U.S. operations will, in the relatively near future, be affected by federal, provincial, and state level climate change initiatives intended to address greenhouse gases and other air emissions. The steel industry in Canada, for example, has been involved in ongoing dialogue with the federal government with respect to the implementation of emission reduction requirements expected to be implemented across Canada as soon as 2010. Canadian provincial governments are also implementing other legislative measures, some that have recently taken effect and others planned for the relatively near term. One of the effects of this growing body of legal requirements is likely to be an increase in the cost of energy. Certain state governments in the United States, including California, and growing coalitions of Western and Northeastern/mid-Atlantic states, are also taking active steps to achieve greenhouse gas emission reductions, and the federal government is moving in a similar direction—in particular, various pieces of federal legislation that would limit greenhouse gas emissions have been introduced in the U.S. Congress, some form of which could be enacted in the next year or two. The Canadian federal government is monitoring these U.S. developments closely, and has indicated that it will consider partnering with the U.S. in future greenhouse gas reduction and renewable energy initiatives. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, the outcome could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company’s pension plans are currently underfunded.
The Company has several pension plans that are currently underfunded. Although the Company’s pension plans are funded in accordance with statutory requirements, adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs. As of December 31, 2008, the aggregate value of plan assets of the Company’s pension plans (including supplemental retirement plans of the former Co-Steel) was $387.3 million, while the aggregate projected benefit obligation was $616.6 million, resulting in an aggregate deficit of $229.3 million for which the Company is responsible. As of December 31, 2008, the Company also had an unfunded obligation of $113.5 million with respect to post-retirement medical benefits. The Company made cash payments of $71.8 million to its defined benefit pension plans for the nine months ended September 30, 2009. Funding requirements in future periods may be higher, depending on market conditions, and may restrict the cash available for the business.
The Company may not be able to successfully renegotiate collective bargaining agreements when they expire and financial results may be adversely affected by labor disruptions.
As of September 30, 2009, approximately 32.7% of the Company’s employees were represented by the United Steel Workers of America (“USWA”) and other unions under different collective bargaining agreements. The agreements have different expiration dates. Nine of the Company’s mini-mill facilities are unionized, with the agreements for one of the facilities having expired in 2009, four of the facilities expiring in 2010, three of the facilities expiring in 2011, and one facility expiring in 2012.
The Company may be unable to successfully negotiate new collective bargaining agreements at one or more facilities without any labor disruption when the existing agreements expire. As of May 15, 2009, employees at the Company’s Cambridge facility, represented by the USWA went on strike in connection with the expiration of their collective bargaining agreement. There can be no assurance that a new collective bargaining agreement will be entered into with respect to the Cambridge facility.
A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company’s operations. Labor organizing activities could occur at one or more of the Company’s other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a loss of production and revenue and have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
Currency fluctuations could adversely affect the Company’s financial results or competitive position.
The Company reports results in U.S. dollars. A portion of net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may affect operating results. In addition, the Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar.
In addition, fluctuations in the value of the Canadian and U.S. dollar relative to foreign currencies may adversely affect the Company’s business. A strong Canadian or U.S. dollar makes imported steel relatively less expensive, potentially resulting in more imports of steel products into Canada or the United States by foreign competitors. The Company’s steel products that are made in Canada or the United States, as the case may be, may become relatively more expensive as compared to imported steel due to a strong Canadian or U.S. dollar, which could have a material negative impact on sales, revenues, margins and profitability.
Gerdau S.A. and its controlling shareholders control the Company, and are in a position to affect the Company’s governance and operations.
Gerdau S.A., the main holding company of Gerdau Group, beneficially owned approximately 66.3% of the Company’s outstanding common shares as of September 30, 2009. Gerdau S.A., in turn, is controlled by the Gerdau Johannpeter family.
Five of the directors are members or former members of the management of Gerdau S.A., and four of the directors are members of the Gerdau Johannpeter family. So long as Gerdau S.A. has a controlling interest, it will generally be able to approve any matter submitted to a vote of shareholders including, among other matters, the election of the board of directors and any amendment to the Company’s articles or by-laws. In addition, Gerdau S.A. is able to significantly influence decisions relating to the Company’s business and affairs, the selection of senior management, its access to capital markets, the payment of dividends and the outcome of any significant transaction (such as a merger, consolidation or sale of all or substantially all of the Company’s assets). Gerdau Group has been supportive of the Company’s strategy and business and the Company has benefited from its support and resources, however the interest of Gerdau S.A. and the controlling family may be different from your interests and they may exercise their control over the Company in a manner inconsistent with your interests.
Changes in the credit and capital markets may impair the liquidity of the Company’s long-term investments, including investments in auction rate securities, which may adversely affect the Company’s financial condition, cash flows and results of operations.
The Company has invested cash in long-term investments that are comprised of variable rate debt obligations (“auction rate securities”), which are asset-backed and categorized as available-for-sale. As of September 30, 2009, the fair value of these securities was $32.4 million. Despite the long-term nature of the securities’ stated contractual maturities, the Company has historically been able to quickly liquidate these securities. Auctions for certain auction rate securities failed because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities, or the securities mature. Although the Company intends to sell these investments when liquidity returns to the market for these securities, it may recognize additional losses in the future if uncertainties in these markets continue or the markets deteriorate further, which may have an adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company relies on its 50% owned joint ventures for a portion of its income and cash flows, but does not control them or their distributions.
The Company has three 50% owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed a loss of $11.8 million to the Company’s net loss for the nine months ended September 30, 2009. As the Company does not control the joint ventures, it cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control these joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures’, or the Company’s, best interests. Under terms of the partnership agreement governing the Gallatin joint venture, either partner has the right to compel the other partner to buy or sell its interest in the Gallatin joint venture, subject to certain procedures set out in the partnership agreement.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

	September 30,	December 31,
	2009	2008
ASSETS

Current Assets
Cash and cash equivalents	$684,557	$482,535
Restricted cash	2,570	—
Short-term investments	136,527	205,817
Accounts receivable, net	551,824	677,569
Inventories	893,391	1,267,768
Deferred tax assets	30,231	31,414
Costs and estimated earnings in excess of billings on uncompleted contracts	10,144	14,771
Income taxes receivable	50,827	28,455
Other current assets	25,363	22,936

Total Current Assets	2,385,434	2,731,265
Investments in 50% Owned Joint Ventures	151,123	161,901
Long-term Investments	32,414	33,189
Property, Plant and Equipment, net	1,660,405	1,808,478
Goodwill	1,961,289	1,952,011
Intangibles	466,162	515,736
Deferred Financing Costs	35,430	35,170
Deferred Tax Assets	18,221	—
Other Assets	27,735	32,305

TOTAL ASSETS	$6,738,213	$7,270,055

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$271,959	$182,697
Accrued salaries, wages and employee benefits	103,764	148,244
Accrued interest	3,694	54,480
Income taxes payable	570	2,983
Accrued sales, use and property taxes	16,724	13,902
Current portion of long-term environmental reserve	6,463	7,599
Billings in excess of costs and estimated earnings on uncompleted contracts	26,446	45,687
Other current liabilities	22,117	20,932
Current portion of long-term borrowings	3,191	1,893

Total Current Liabilities	454,928	478,417

Long-term Borrowings, Less Current Portion	2,657,619	3,067,994
Accrued Benefit Obligations	318,176	339,055
Long-term Environmental Reserve, Less Current Portion	11,957	11,151
Other Liabilities	87,818	116,092
Deferred Tax Liabilities	298,132	323,854

TOTAL LIABILITIES	3,828,630	4,336,563

Contingencies, Commitments and Guarantees

Shareholders’ Equity
Capital stock	2,553,648	2,552,323
Retained earnings	398,923	523,187
Accumulated other comprehensive (loss) income	(74,382)	(178,636)

Total Gerdau Ameristeel & Subsidiaries Shareholders’ equity	2,878,189	2,896,874

Noncontrolling interest	31,394	36,618

TOTAL SHAREHOLDERS’ EQUITY	2,909,583	2,933,492

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,738,213	$7,270,055

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
NET SALES	$1,146,134	$2,514,412	$3,219,797	$7,091,884

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	932,822	1,878,579	2,770,156	5,459,398
Selling and administrative	53,705	57,977	172,549	187,382
Depreciation	52,557	55,073	157,650	159,577
Amortization of intangibles	16,476	26,256	49,574	76,676
Facility closure costs	78,488	—	115,033	—
Other operating expense (income), net	(1,954)	(2,164)	2,471	(3,054)

	1,132,094	2,015,721	3,267,433	5,879,979

INCOME (LOSS) FROM OPERATIONS	14,040	498,691	(47,636)	1,211,905

INCOME (LOSS) FROM 50% OWNED JOINT VENTURES	3,652	24,060	(11,848)	84,167

INCOME (LOSS) BEFORE OTHER EXPENSES AND INCOME TAXES	17,692	522,751	(59,484)	1,296,072

OTHER EXPENSES
Interest expense	31,010	38,024	105,741	125,427
Interest income	(1,147)	(2,856)	(4,310)	(12,157)
Amortization of deferred financing costs	3,384	2,779	9,191	8,161
Loss on extinquishment of debt	11,877	—	11,877	—
Foreign exchange loss (gain), net	18,788	(4,127)	30,543	(8,456)
Writedown of investments	—	7,030	—	46,701

	63,912	40,850	153,042	159,676

(LOSS) INCOME BEFORE INCOME TAXES	(46,220)	481,901	(212,526)	1,136,396

INCOME TAX (BENEFIT) EXPENSE	(20,968)	163,318	(95,847)	384,760

NET (LOSS) INCOME	(25,252)	318,583	(116,679)	751,636

Less: Net income (loss) attributable to noncontrolling interest	114	1,685	(1,061)	9,623

NET (LOSS) INCOME ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES	$(25,366)	$316,898	$(115,618)	$742,013

EARNINGS PER SHARE ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES
(Loss) earnings per common share — basic	$(0.06)	$0.73	$(0.27)	$1.72
(Loss) earnings per common share — diluted	$(0.06)	$0.73	$(0.27)	$1.71
See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US$ in thousands)
(Unaudited)

	Gerdau Ameristeel Corporation and Subsidiaries Shareholders’
				Accumulated Other
	Number of	Capital	Retained	Comprehensive	Noncontrolling
	Shares	Stock	Earnings	Income (Loss)	Interest	Total

Balances at December 31, 2007	432,463,184	$2,547,123	$1,253,196	$64,296	$42,321	$3,906,936

Net income (loss)			742,013		9,623	751,636

Purchase of subsidiary shares from noncontrolling interest					(12,677)	(12,677)

Other comprehensive income (loss):

Foreign exchange gain (loss) translation				(42,812)		(42,812)

Unrealized gain (loss) on qualifying cash flow hedges, net of tax of ($4,011)				6,273		6,273

Comprehensive income (loss):						702,420

Dividends			(133,956)			(133,956)

Distribution to noncontrolling interest					(3,065)	(3,065)

Employee stock options exercised and stock compensation expense	512,969	4,904				4,904

Balances at September 30, 2008	432,976,153	$2,552,027	$1,861,253	$27,757	$36,202	$4,477,239

Balances at December 31, 2008	433,004,253	$2,552,323	$523,187	$(178,636)	$36,618	$2,933,492

Net income (loss)			(115,618)		(1,061)	(116,679)

Other comprehensive income (loss):

Foreign exchange gain (loss) translation				90,450		90,450

Unrealized gain (loss) on short-term investment, net of tax of ($3)				4		4

Unrealized gain (loss) on qualifying cash flow hedges, net of tax of ($8,430)				13,800		13,800

Comprehensive income (loss):						(12,425)

Dividends			(8,646)			(8,646)

Distribution to noncontrolling interest					(4,163)	(4,163)

Employee stock options exercised and stock compensation expense	308,119	1,325				1,325

Balances at September 30, 2009	433,312,372	$2,553,648	$398,923	$(74,382)	$31,394	$2,909,583

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
OPERATING ACTIVITIES
Net (loss) income	$(25,252)	$318,583	$(116,679)	$751,636
Adjustment to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	52,557	55,073	157,650	159,577
Amortization of intangibles	16,476	26,256	49,574	76,676
Amortization of deferred financing costs	3,384	2,779	9,191	8,161
Deferred income taxes	1,315	(3,105)	(7,138)	(19,073)
Loss on disposition of property, plant and equipment	308	307	1,775	38
(Income) loss from 50% owned joint ventures	(3,652)	(24,060)	11,848	(84,167)
Distributions from 50% owned joint ventures	1,423	1,425	1,828	41,829
Compensation cost (benefit) from share-based awards	323	(9,822)	4,292	5,977
Excess tax benefits from share-based payment arrangements	(17)	(38)	(129)	(1,171)
Realized loss on writedown of investments	—	7,030	—	46,701
Facility closure costs	78,488	115	115,033	1,105
Loss on extinguishment of debt	11,877	—	11,877	—
Writedown of inventory	—	—	33,044	2,937

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(13,378)	38,393	134,065	(319,298)
Inventories	(32,549)	(248,762)	350,627	(523,657)
Other assets	5,817	397	7,685	(2,688)
Liabilities	693	(56,615)	(149,531)	126,361

NET CASH PROVIDED BY OPERATING ACTIVITIES	97,813	107,956	615,012	270,944

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(11,894)	(47,339)	(70,994)	(113,049)
Proceeds from disposition of property, plant and equipment	114	266	1,527	1,880
Acquisitions	—	(14,157)	—	(217,657)
Change in restricted cash	(2,570)	—	(2,570)	—
Purchases of investments	(129,332)	—	(617,189)	—
Proceeds from sales of investments	2 58,971	—	695,150	700

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	115,289	(61,230)	5 ,924	(328,126)

FINANCING ACTIVITIES
Proceeds from issuance of debt	—	—	—	499
Payments on term borrowings	(413,825)	(29)	(417,472)	(4,288)
Payments of deferred financing costs	—	(1,578)	(13,231)	(1,686)
Cash dividends	—	(8,646)	(8,646)	(133,956)
Distributions to subsidiary’s noncontrolling interest	(570)	—	(4,163)	(3,065)
Proceeds from exercise of employee stock options	31	20	212	1,144
Excess tax benefits from share-based payment arrangements	17	38	129	1,171

NET CASH USED IN FINANCING ACTIVITIES	(414,347)	(10,195)	(443,171)	(140,181)

Effect of exchange rate changes on cash and cash equivalents	12,212	(5,070)	24,257	(6,798)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(189,033)	31,461	202,022	(204,161)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	873,590	311,740	482,535	547,362

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$684,557	$343,201	$684,557	$343,201

SUPPLEMENTAL INFORMATION

Cash (refunds) payments for income taxes	$(668)	$136,851	$(19,977)	$331,896

Cash payments for interest	$75,346	$73,963	$156,923	$152,076

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)
(Unaudited)
NOTE 1 — BUSINESS AND BASIS OF PRESENTATION
The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers.
All intercompany transactions and accounts have been eliminated in consolidation.
Certain amounts for prior years have been reclassified to conform to the 2009 presentation.
In the opinion of the Company’s management, the accompanying unaudited interim Condensed Consolidated Financial Statements reflect all normal recurring adjustments which the Company considers necessary for the fair presentation of the Condensed Consolidated Balance Sheet of the Company at September 30, 2009, its Condensed Consolidated Statements of Earnings for the three and nine months ended September 30, 2009 and 2008, its Condensed Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2009 and 2008 and its Condensed Consolidated Statement of Cash Flows for the three and nine months ended September 30, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Interim results are not necessarily indicative of results that may be expected for the entire year or any other interim period. The December 31, 2008 Consolidated Balance Sheet data was derived from the audited comparative consolidated financial statements included in Gerdau Ameristeel’s 2008 Annual Report on Form 40-F filed with the US Securities and Exchange Commission (“SEC”) (“2008 Annual Report”) and includes all disclosures required by GAAP. Therefore, these unaudited interim Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements of the Company included in the 2008 Annual Report.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Long-term Investments: In prior years, the Company invested excess cash in investments that are comprised of variable rate debt obligations, known as auction rate securities, which are asset-backed and categorized as available-for-sale. At September 30, 2009 the Company held auction rate securities classified as long-term investments with a fair market value of $32.4 million. The cost basis of the investment in these securities was approximately $101.2 million. Auctions for certain auction rate securities failed auction because sell orders have exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities, or the securities mature beginning in 2025. Although it is the Company’s intention to sell these investments when liquidity returns to the market for these securities, these investments are classified as a non-current asset. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. As a result of this analysis of other-than-temporary impairment factors, the Company recorded a charge to write down these investments of $7.0 million and $46.7 million for the three and nine months ended September 30, 2008. There was no charge recorded for the three and nine months ended September 30, 2009. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classifications.
Long-lived Assets: Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be fully recoverable. Recoverability is determined based on an estimate of undiscounted future cash flows resulting from the use of the long-lived asset and its eventual disposition. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset’s carrying amount over the estimated fair values of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.
As discussed in Note 17, during the second quarter of 2009, the Company announced its plans to stop production at certain facilities. The Company subsequently stopped production at its Perth Amboy, New Jersey and Sand Springs, Oklahoma facilities in the third quarter of 2009. Each facility which was closed was separately identified as an asset group for purposes of testing the respective facility’s long-lived assets for impairment. As a result of the impairment tests, for the three and nine months ended September 30, 2009, the Company recorded an impairment charge of $51.4 million and $81.9 million, respectively, related to the property, plant and equipment at these facilities. Additionally, the Company performed an impairment test for all other asset groups as of May 31, 2009 due to certain triggering events which occurred in the second quarter. Both long-lived assets and intangible assets were included in these asset groups and, therefore, subject to the impairment test. No impairment was indicated as a result of the impairment test as the recoverable amount of each of these other asset groups was significantly in excess of its respective carrying value. The expected future cash flows forecast developed by management was a key estimate used in the long-lived asset impairment analysis and was based on assumptions which were reflective of management’s best estimate of the future cash flow stream of the asset groups.

Goodwill: Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. The Company’s goodwill resides in multiple reporting units. The Company’s reporting units with significant balances of goodwill as of September 30, 2009 and December 31, 2008 include the Long Products reporting unit within the steel mills segment and the PCS and Rebar Fabrication Group reporting unit within the downstream segment. The Company reviews goodwill at the reporting unit level for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The profitability of individual reporting units may suffer periodically from downturns in customer demands and other factors which reflect the cyclical nature of the Company’s business and the overall economic activity. Individual reporting units may be relatively more impacted by these factors than the Company as a whole. The Company’s goodwill impairment analysis consists of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on a combination of the income valuation approach, which estimates the fair value of the Company’s reporting units based on future discounted cash flows methodology and other valuation techniques, and the market valuation approach, which estimates the fair value of the Company’s reporting units based on comparable market prices. The valuation approaches and reporting unit determinations are subject to key judgments and assumptions that are sensitive to change. If the estimated fair value exceeds the carrying value, no further analysis or goodwill writedown is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written down to its implied fair value.
The Company’s policy is to test goodwill at least annually in the third quarter and, therefore, it performed a goodwill impairment test as of July 1, 2009. Step 1 of the Company’s impairment analysis indicated that the carrying value of the net assets of each reporting unit exceeded its respective fair market value and, therefore, no indication of impairment existed. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in this analysis included: discount rates ranging from 12.5% to 13.25% using a mid-year convention and expected future growth rates ranging from 2% to 3% to derive terminal values as well as operating earnings margins, working capital levels, and asset lives used to generate future cash flows. The Company’s cash flow projections used in the determination of fair value of the reporting units were based on assumptions which were reflective of management’s best estimate of the future cash flow stream of the reporting units.
As of July 1, 2009, the date the goodwill impairment test was performed, the Long Products, Rebar Fabrication Group and PCS reporting units had remaining goodwill balances of $1.7 billion, $56 million and $119 million, respectively. Additionally, as of July 1, 2009, the fair value of the Long Products and Rebar Fabrication reporting units significantly exceeded their carrying value while the fair value of PCS exceeded its carrying value by only 1%. Because of the insignificant margin of fair value over carrying value for the PCS reporting unit at July 1, 2009, its goodwill balances may have an increased likelihood of impairment if the long-term outlook for their cash flows were adversely impacted.
To ensure the reasonableness of the concluded value of the Company’s reporting units, the Company reconciled the combined fair value of its reporting units to its market capitalization as of July 1, 2009. Based on this reconciliation, the implied control premium was near 30%. The Company concluded a 30% control premium was reasonable when comparing to a range of control premiums for comparable merger transactions. In concluding on the reasonableness of the implied control premium, the Company also considered the majority ownership of Gerdau S.A. and its impact on the Company’s market capitalization.
The impairment review process is subjective and requires significant judgment throughout the analysis. If the estimates or related assumptions change in the future, the Company may be required to record additional impairment charges. Additionally, continued adverse conditions in the economy and future volatility in the stock market could continue to impact the valuation of the Company’s reporting units, which could trigger additional impairment of goodwill in future periods.
Intangible Assets: Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. The customer relationship intangible asset has been amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time. Intangible assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. As of May 31, 2009, the Company’s intangible assets were tested for impairment in conjunction with long-lived assets as a result of certain triggering events which occurred in the second quarter and no impairment was indicated. See further discussion of the impairment test under “Long-lived Assets” above.
Adoption of New Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance on “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FAS 162,” which was primarily codified into FASB Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Principles,” as the single source of authoritative nongovernmental U.S. GAAP. FASB ASC Topic 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the FASB Codification will be considered non-authoritative. These provisions of FASB ASC Topic 105 are effective for interim and annual periods ending after September 15, 2009 and, accordingly, are effective for the Company for the current fiscal reporting period. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements; however references in the notes to the consolidated financial statements to the authoritative accounting literature have been changed to reflect the newly adopted codification.
In May 2009, the FASB issued guidance on “Subsequent Events,” which was primarily codified into FASB ASC Topic 855, “Subsequent Events,” which established general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC Topic 855 is effective prospectively for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued guidance on “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” which was primarily codified into FASB ASC Topic 820, “Fair Value Measurements and Disclosures” (“FASB ASC Topic 820”) which provided additional guidance on measuring fair value when the volume and level of activity has significantly decreased and identifying transactions that are not orderly. This guidance also emphasized that an entity cannot presume an observable transaction price is not orderly even when there has been a significant decline in the volume and level of activity. This guidance required enhanced disclosures and was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued guidance on the “Recognition and Presentation of Other-Than-Temporary Impairments,” which was primarily codified into FASB ASC Topic 320, “Investments—Debt and Equity Securities,” which shifted the focus for debt securities from an entity’s intent to hold until recovery to its intent to sell. This guidance required entities to initially apply the provisions of the standard to certain previously other-than-temporarily impaired debt instruments existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment reclassified the noncredit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption from retained earnings to accumulated other comprehensive income. This guidance required enhanced disclosures and was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued Staff guidance on the “Disclosures about Fair Value of Financial Instruments,” which was primarily codified into FASB ASC Topic 825 “Financial Instruments,” which expanded the fair value disclosures required to interim periods. However, this guidance did not require interim disclosures of credit or market risks. The guidance was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In February 2008, the FASB issued Staff guidance on the “Effective Date of FASB Statement 157,” which was primarily codified into FASB ASC Topic 820, which delayed the effective date of FASB ASC Topic 820 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of FASB ASC Topic 820 for nonfinancial assets and nonfinancial liabilities did not have a significant impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued guidance on “Business Combinations,” which was primarily codified into FASB ASC Topic 805 “Business Combinations”. This guidance established the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. It also established disclosure requirements for business combinations. This guidance applied to business combinations for which the acquisition date was on or after December 15, 2008. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued guidance on “Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB 51,” which was primarily codified into FASB ASC Topic 810 “Consolidations”. This guidance established new accounting and reporting standards for minority interests, now termed “non controlling interests”. It required non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. This Guidance was effective for fiscal years beginning on or after December 15, 2008 and required retrospective application. The Company adopted this statement as of January 1, 2009 and recast the prior year disclosures as required. This standard changed the accounting for and reporting of the Company’s non-controlling interest in its consolidated financial statements.

The adoption of this statement resulted in the reclassification of prior year amounts related to noncontrolling interest (previously referred to as minority interest and reflected as a component of Liabilities in the Condensed Consolidated Balance Sheet) of $36.6 million at December 31, 2008, which has been reclassified to conform to the current year presentation as a separate component of Shareholders’ Equity. ($000s):

	As Originally	Impact of
	Reported	Adjustment	As Adjusted
Minority interest	$36,618	$(36,618)	$—
Total liabilities	4,373,181	(36,618)	4,336,563
Noncontrolling interest	—	36,618	36,618
Total shareholders equity	2,896,874	36,618	2,933,492
Total Liabilities and Shareholders’Equity	7,270,055	—	7,270,055
As a result of the adoption of this statement, Shareholders’ Equity as of January 1, 2009 and 2008 increased for the equity attributable to noncontrolling interest reported below ($000s):

	2009	2008
Noncontrolling interest, January 1	$36,618	$42,321
Net (loss) income attributable to noncontrolling interest	(1,061)	9,623
Distribution to noncontrolling interest	(4,163)	(3,065)
Purchase of subsidiary shares from noncontrolling interest	—	(12,677)

Noncontrolling interest, September 30	$31,394	$36,202

The adoption of this statement resulted in the reclassification of prior year amounts related to noncontrolling interest (previously referred to as minority interest and reflected as a component of other expenses in the statement of earnings), totaling $1.7 million and $9.6 million, for the three and nine months ended September 30, 2008, respectively, have been reclassified to conform to the current year presentation shown separately from Net Income in the accompanying Condensed Consolidated Statement of Earnings. ($000s):

	Three Months Ended September 30, 2008
	As Originally	Impact of
	Reported	Adjustment	As Adjusted
Minority interest	$1,685	$(1,685)	$—
Other expenses	42,535	(1,685)	40,850
Income before income taxes	480,216	1,685	481,901
Net Income	316,898	1,685	318,583
Net Income attributable to noncontrolling interest	—	1,685	1,685
Net income attributable to Gerdau Ameristeel & Subsidiaries	—	316,898	316,898

	Nine Months Ended September 30, 2008
	As Originally	Impact of
	Reported	Adjustment	As Adjusted
Minority interest	$9,623	$(9,623)	$—
Other expenses	169,299	(9,623)	159,676
Income before income taxes	1,126,773	9,623	1,136,396
Net Income	742,013	9,623	751,636
Net Income attributable to noncontrolling interest	—	9,623	9,623
Net income attributable to Gerdau Ameristeel & Subsidiaries	—	742,013	742,013
In March 2008, the FASB issued guidance on the “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement 133,” which was primarily codified into FASB ASC Topic 815 “Derivatives and Hedging”. This guidance expanded the disclosure requirements for derivative instruments and hedging activities. Specifically, this guidance requires entities to provide enhanced disclosures addressing the following: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This guidance was effective for fiscal years and interim periods beginning after November 15, 2008. The adoption of this guidance did not impact the Company’s consolidated financial statements; however see Note 12 for the Company’s disclosures about its derivative instruments and hedging activities.

In April 2008, the FASB issued guidance on the “Determination of the Useful Life of Intangible Assets,” which was primarily codified into FASB ASC Topic 350 “Intangibles — Goodwill and Other”. This guidance amended the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset and required enhanced disclosures. This guidance was effective for fiscal years beginning after December 15, 2008. Adoption of this statement did not have a significant impact on the Company’s consolidated financial statements.
Recent Accounting Pronouncements
In June 2009, the FASB issued guidance on “Measuring Liabilities at Fair Value,” which was primarily codified into FASB ASC Topic 820. This guidance provides clarification in circumstances in which a quoted price in an active market for the identical liability is not available and requires an entity to measure fair value using either a valuation technique that uses a quoted price of either a similar liability or a quoted price of an identical or similar liability when traded as an asset, or another valuation technique that is consistent with the principles of fair value measurements, such as an income approach (e.g., present value technique) or market approach. This guidance also states that both a quoted price in an active market for the identical liability and a quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. This guidance is effective for interim periods beginning after August 2009. The Company does not expect the adoption of this guidance to have a significant impact on the Company’s consolidated financial statements.
In December 2008, the FASB issued guidance on “Employers’ Disclosure about Postretirement Benefit Plan Assets,” which was primarily codified into FASB ASC Topic 715 “Compensation — Retirement Benefits,” which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance is effective for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this guidance are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this guidance is permitted. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of this guidance.
International Financial Reporting Standards (“IFRS”)
In 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Canadian securities regulatory authorities have granted approval for the Company to early adopt IFRS for its financial statements for periods beginning on or after January 1, 2009. The Company had previously announced that it would report under IFRS for the first time during 2009, however, the Company is currently contemplating deferring the first time adoption of IFRS until 2010. The Company has substantially completed the process to transition from US GAAP to IFRS and has met the objectives of its comprehensive IFRS conversion plan (the “Plan”). The following discussion provides further information about the Company’s conversion to IFRS.
Initial Adoption of IFRS
IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) sets forth guidance for the initial adoption of IFRS. Commencing with the first interim or annual period in which the Company reports under IFRS, the Company will adjust its comparative prior period financial statements to comply with IFRS. In addition, the Company will reconcile comparative period equity and net earnings from the previously reported US GAAP amounts to the restated IFRS amounts.
Under IFRS 1, the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. IFRS 1 provides for certain optional exemptions and elections as well as certain mandatory exceptions to this general principle. The Company will be applying the following exemptions and elections to its opening balance sheet:
Optional exemptions
Business combinations
IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 “Business Combinations” (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. The Company will take advantage of this election and apply IFRS 3 only to business combinations that occurred on or after the opening transition date balance sheet.
Cumulative translation differences
IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 “The Effects of Changes in Foreign Exchange Rates” for cumulative translation differences that existed at the date of transition to IFRS. The Company has chosen to apply this election and will deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS shall be excluded from the gain or loss on disposal.

Share-based payment transactions
IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 “Share-based Payment” (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS or January 1, 2005. The Company has elected to apply IFRS 2 only to equity instruments that were unvested as of its transition date.
Carrying value of assets and liabilities
The Company is adopting IFRS subsequent to the date from which its parent, Gerdau S.A., adopted IFRS. In accordance with IFRS 1, if a subsidiary company adopts IFRS subsequent to its parent adopting IFRS, the subsidiary shall measure its assets and liabilities at either:
(i)	the same carrying amounts as in the financial statements of the parent based on the parent’s date of transition to IFRS; or

(ii)	the carrying amounts required by the rest of IFRS 1, based on the subsidiary’s date of transition to IFRS.
The Company has elected to record the carrying amounts required by IFRS 1 based on its date of transition to IFRS as described in (ii) above.
Mandatory exceptions
Estimates
In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous US GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates at its transition date will be consistent with its US GAAP estimates for the same date unless evidence is obtained that indicates that the estimates were in error.
Impact of IFRS on Financial Reporting
IFRS employs a conceptual framework that is similar to US GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS will not change the Company’s actual cash flows, it will result in changes to the Company’s reported financial position and results of operations. To assist the users of the Company’s financial statements in understanding these changes, the following discussion describes the differences between US GAAP and IFRS for the Company’s accounting policies and financial statement accounts which could be significantly affected by the conversion to IFRS. The quantitative impact to the Company’s financial statements for the differences between US GAAP and IFRS described below could be significantly different depending on which financial period the Company adopts IFRS. Because of these uncertainties, the Company has not disclosed any quantitative information relating to the differences described below.
(a) Impairment of goodwill
US GAAP — US GAAP requires an impairment analysis based on a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. If the estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value at the date of the impairment test. If necessary, goodwill would then be written down to its implied fair value.
IFRS — IAS 36 “Impairment of Assets” (“IAS 36”) requires an impairment analysis based on a one-step process. A write-down is recognized if the recoverable amount of the cash generating unit, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow value), is less than the carrying value.
In addition, in accordance with IFRS 1, the Company will have to perform a goodwill impairment test as of the transition date and consider whether an impairment charge would be recognized under IFRS on the transition date. For reporting periods subsequent to the transition date, the Company will perform a goodwill impairment test on an annual basis, at a minimum, and when impairment indicators exist.
(b) Impairment of long-lived assets (primarily includes property, plant and equipment and intangibles for the Company)
US GAAP — A write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carrying value. Recoverability is determined based on an estimate of undiscounted future cash flows resulting from the use of the long-lived asset or group of assets and the eventual disposition.

IFRS — IAS 36 requires a write-down to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow value) is less than carrying value.
In addition, in accordance with IFRS 1, the Company will have to perform a long-lived assets impairment test as of the transition date and consider whether an impairment charge would be recognized under IFRS on the transition date. For reporting periods subsequent to the transition date, the Company will perform a long-lived assets impairment test if deemed necessary under IAS 36.
(c) Stock-based compensation
US GAAP — The fair value of stock-based awards with graded vesting and service-only conditions are treated as one grant by the Company, accordingly, the resulting fair value is recognized on a straight-line basis over the vesting period.
IFRS — Each tranche of stock-based awards with graded vesting is considered a separate grant for the calculation of fair value and the related expense is attributed to the vesting period of each tranche of the award.
(d) Business combinations — redeemable noncontrolling interest
US GAAP — A redeemable noncontrolling interest is not required to be separately recognized in the balance sheet as a financial instrument when the redemption value is determined to be at the fair value of the underlying noncontrolling interest.
IFRS — IAS 32 “Financial Instruments: Disclosure and Presentation”, requires that a liability be recognized for management’s best estimate of the present value of the redemption amount of the put option that was entered into in connection with the Pacific Coast Steel (“PCS”) 55% acquisition in 2006. The put liability is recognized by reclassification from parent equity. The accretion of the discount on the put liability is recognized as a finance charge in the income statement. The put liability is re-measured to the final redemption amount and any adjustments to the estimated amount of the liability are recognized in the income statement.
(e) Business combinations — Acquisition of a noncontrolling interest
US GAAP — Under US GAAP in place prior to 2009, acquisitions of a noncontrolling interest were accounted for using the purchase method. As such, when the Company acquired an additional ownership interest, the acquisition was treated as a step acquisition, with additional goodwill and incremental fair value of assets recorded.
IFRS — Under IFRS, the purchase of a noncontrolling interest is not considered a business combination, as control of the entity already exists. As such, the difference between the consideration paid and the share of net assets acquired at book value is recorded to equity and no additional goodwill or incremental fair value of assets is recorded.
(f) Provisions
US GAAP — US GAAP requires the use of a discount rate that produces an amount at which the liability theoretically could be settled in an arm’s-length transaction with a third party. Additionally, the discount rate should not exceed the interest rate on monetary assets that are essentially risk-free and have maturities comparable to that of the liability.
IFRS — IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” requires a provision or contingent liability to be discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Risk adjustments should be made to the discount rate if such risks are not inherent in the estimated cash outflows.
(g) Postretirement benefits
US GAAP — The excess of any actuarial gain or loss exceeding 10% of the greater of the benefit obligation or the fair value of plan assets is included as a component of the net actuarial gain or loss recognized in accumulated other comprehensive income or loss and is amortized to net periodic pension cost in future periods over the average remaining service period of the active employees.
IFRS — The Company elected to adopt paragraph 93A of IAS 19 “Employee Benefits”, which allows an entity to recognize actuarial gains and losses directly in equity or retained earnings in the period in which they occur (without the need to amortize those deferred gains and losses in the statement of income in future periods).
(h) Facility closure costs
US GAAP — US GAAP requires the recognition of certain obligations arising from facility closures when the facility ceases operation or when the cost is incurred.
IFRS — IFRS requires the recognition of certain obligations arising from facility closures when the obligations are unavoidable and are not related to the ongoing activities of the facility. As such, under IFRS, the Company will recognize certain obligations related to the Facility Plan in a different reporting period than what US GAAP would have required.

(i) Income taxes
Deferred income tax assets as well as income tax expense are generally calculated in the same manner in accordance with US GAAP and IFRS. However, certain of the pre-tax adjustments described above are expected to generate additional (or lessen existing) temporary differences between book and tax basis and, accordingly, will give rise to adjustments to the Company’s recorded deferred tax assets and liabilities as well as deferred income tax expense (or benefit).
In addition, US GAAP requires that deferred tax benefits are recorded for share-based payment awards based on the compensation expense recorded for the award. On exercise of the award, the difference between the actual deduction realized on the tax return and the cumulative tax benefit recognized for book purposes is generally recorded directly to equity (subject to certain limitations). Under IFRS, deferred tax benefits are recorded for share-based payment awards based on the intrinsic value of the award at each balance sheet date. Deferred tax benefits that exceed the amount of cumulative compensation recognized for book purposes are recorded directly to equity.
Additionally, IFRS requires all deferred tax assets and liabilities to be classified as noncurrent for balance sheet presentation, as compared to US GAAP which requires classification between current and noncurrent based on the balance sheet classification of the related asset or liability.
(j) Interim periods — pension valuation
US GAAP — Under US GAAP, the remeasurement of plan assets and defined benefit obligations is only an annual requirement unless a significant event, such as a curtailment, settlement or significant plan amendment occurs.
IFRS — Under IFRS, an entity is required to determine the present value of the defined benefit obligation and the fair value of the plan assets with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date. Due to the volatile economic environment in 2008 and the first half of 2009, the Company determined that the fair value of certain plan assets should be adjusted for certain interim periods.
(k) Deferred financing costs
US GAAP — Under US GAAP, the Company presents deferred financing costs as an asset on its balance sheet.
IFRS — IFRS requires deferred financing costs related to the issuance of debt to be presented on the balance sheet as a reduction of the carrying value of the debt.
(l) Accumulated other comprehensive income or loss
As discussed above under the heading “Optional exemptions”, the Company has chosen to deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS which results in an adjustment to accumulated other comprehensive income or loss. Also, discussed above under the heading “Impact of IFRS on Financial Reporting”, the Company has chosen to recognize all actuarial gains and losses related to its defined benefit plans directly into retained earnings.
(m) Presentation and disclosure
The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.
NOTE 3 — INVENTORIES
Inventories consist of the following ($000s):

	September 30,	December 31,
	2009	2008
Ferrous and non-ferrous scrap	$114,212	$193,577
Raw materials (excluding scrap) and operating supplies	326,235	423,402
Work-in-process	123,599	225,767
Finished goods	329,345	425,022

	$893,391	$1,267,768

NOTE 4 — PROPERTY, PLANT & EQUIPMENT
Property, plant and equipment consist of the following ($000s):

	September 30, 2009
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$173,577	$(17,288)	$156,289
Buildings and improvements	372,981	(76,810)	296,171
Machinery and equipment	2,074,584	(961,978)	1,112,606
Construction in progress	91,289	—	91,289
Property, plant and equipment held for sale	4,050	—	4,050

	$2,716,481	$(1,056,076)	$1,660,405

	December 31, 2008
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$174,484	$(14,013)	$160,471
Buildings and improvements	372,046	(66,162)	305,884
Machinery and equipment	2,041,012	(820,555)	1,220,457
Construction in progress	117,365	—	117,365
Property, plant and equipment held for sale	4,301	—	4,301

	$2,709,208	$(900,730)	$1,808,478

NOTE 5 — GOODWILL AND INTANGIBLES
The change in the carrying amount of goodwill for the nine months ended September 30, 2009 and 2008 is as follows ($000s):

	2009	2008
Balance as of January 1	$1,952,011	$3,050,906
Goodwill acquired during the period	—	137,094
Foreign exchange translation	4,260	—
Net adjustment of goodwill	5,018	21,891

Balance as of September 30	$1,961,289	$3,209,891

For the nine months ended September 30, 2009, the Company completed the purchase price allocation of the 2008 acquisition of Metro Recycling (“Metro”), as a result of updated information regarding the fair values of certain assets and liabilities, resulting in a net increase of goodwill of $5.0 million. For the nine months ended September 30, 2008 the Company completed the purchase price allocation of the 2007 acquisition of Chaparral Steel Company and Enco Materials Inc., and the 2008 acquisition of Century Steel, Inc. as a result of updated information regarding the fair values of certain assets and liabilities, resulting in a net increase of goodwill of $21.9 million.

Intangible assets are comprised of the following ($000s):

	September 30, 2009		December 31, 2008
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Customer relationships	$572,380	$(131,796)	$572,380	$(94,826)
Patented technology	29,220	(11,915)	29,220	(7,555)
Internally developed software	—	—	1,000	(1,000)
Order backlog	29,271	(27,777)	29,271	(21,862)
Trade name	5,505	(2,742)	5,505	(1,917)
Non-compete agreements	8,180	(4,164)	8,145	(2,625)

	$644,556	$(178,394)	$645,521	$(129,785)

For the three months ended September 30, 2009 and 2008, the Company recorded amortization expense related to its intangible assets of $16.5 million and $26.3 million, respectively. For the nine months ended September 30, 2009 and 2008, the Company recorded amortization expense related to its intangible assets of $49.6 million and $76.7 million, respectively.
The estimated amortization expense for each of the five years ending subsequent to September 30, 2009 is as follows ($000s):

	2009 (1)	2010	2011	2012	2013
Customer relationships	$12,323	$50,656	$49,975	$47,250	$43,162
Patented technology	1,453	5,813	5,813	4,091	13
Order backlog	1,490	4	—	—	—
Trade name	276	1,101	973	331	82
Non-compete agreements	505	1 ,998	1,269	218	26

	$16,047	$59,572	$58,030	$51,890	$43,283

(1)	Represents estimated amortization for three months period of October 1, 2009 to December 31, 2009.
NOTE 6 — INVESTMENTS IN 50% OWNED JOINT VENTURES
The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures. The Company’s investment in these joint ventures have been accounted for using the equity method under which the Company’s proportionate share of (loss) earnings has been included in the Condensed Consolidated Statement of Earnings.

The following table summarizes the results of these companies’ financial statements in which the Company owns 50%. For the three and nine months ended September 30, 2008, results exclude the impact of a purchase price adjustment, which reduced the basis of the assets at the time of the acquisition and, as a result, increases the income earned by joint ventures recorded by the Company. There was no purchase price adjustment for the three and nine months ended September 30, 2009. ($000s):

	September 30,	December 31,
	2009	2008
Balance Sheet
Current assets	$236,716	$199,150
Property, plant and equipment, net	143,554	166,226
Current liabilities	75,994	40,156
Long-term debt	4,304	4,194

	Three Months Ended September 30,
	2009	2008
Statement of Earnings
Sales	$184,775	$389,231
Operating income (loss)	9,076	45,492
Income (loss) before income taxes	8,180	44,990
Net income (loss)	7,304	44,550

	Nine Months Ended September 30,
	2009	2008
Statement of Earnings
Sales	$422,279	$1,092,177
Operating (loss) income	(18,063)	159,263
(Loss) income before income taxes	(19,421)	158,872
Net (loss) income	(23,696)	157,625
NOTE 7 — LONG-TERM DEBT
Term Loan Facility: In September 2007, the Company entered into the Term Loan Facility. The Term Loan Facility has three tranches (Tranche A in the amount of $1.25 billion, Tranche B in the amount of $1.0 billion and Tranche C in the amount of $0.35 billion) maturing between 5 and 6 years from the September 14, 2007 closing date. The Term Loan Facility bears interest at 6-month LIBOR plus between 1.00% and 1.25% and is payable semi-annually in March and September. The Company’s Term Loan Facility requires that the Company’s majority shareholder, Gerdau S.A. maintain financial covenants (see below) that are calculated under IFRS and presented in Brazilian Reais (“R$”). If Gerdau S.A. has a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the term loan facility increases by 0.25%. At September 30, 2009 Gerdau S.A.’s Standard & Poor’s Rating Services was BBB-. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries but Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers.
In June 2009, the Company entered into an amendment with the lenders of the Term Loan Facility. The amendment provides temporary flexibility with respect to the facility’s covenants. The Term Loan Facility originally required the Company’s majority shareholder, Gerdau S.A. (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to total interest expense equal to or more than 3.0:1.0, and a ratio of consolidated total debt to EBITDA equal to or less than 4.0:1.0. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Term Loan Facility. The amendment revised the financial covenants so that Gerdau S.A. is required (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to net interest expense equal to or more than 2.5:1.0 and a ratio of consolidated net debt to EBITDA of less than 5.0:1.0. The revised covenant levels will remain in effect until September 30, 2010 unless cancelled by the Company prior to that time. The revised covenant levels can be cancelled by the Company at any time without penalty. As of September 30, 2009, Gerdau S.A.’s consolidated EBITDA to net interest expense ratio was 3.4:1.0. Gerdau S.A.’s consolidated EBITDA for the nine and twelve months ended September 30, 2009 was R$2.6 billion and R$4.0 billion, respectively, and net interest expense for these same periods was R$779.7 million and R$1.2 billion, respectively. As of September 30, 2009, Gerdau S.A.’s consolidated net debt to EBITDA ratio was 2.7:1.0. As of September 30, 2009, Gerdau S.A.’s consolidated net debt was R$10.7 billion.
The amendment also revised the interest charged on the outstanding borrowings effective when the financial covenants originally contained in the facility are not met. Under such circumstances, the interest rate charged would increase, as of the reporting date, to 6-month LIBOR plus between 1.8% and 2.25%. At September 30, 2009, the Company was not in compliance with the original financial covenants but is in compliance with the amended financial covenants. As a result, the interest payment on March 10, 2010 will increase as described above. If Gerdau S.A. were to have a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the Term Loan Facility would increase an additional 0.45%. After September 30, 2010 or upon the Company’s cancellation of the revised covenants if sooner, these interest rate revisions would terminate. The amendment does not affect the outstanding amount of borrowings under or the original amortization schedule of the Term Loan Facility.
In addition, the Term Loan Facility requires that, for each six-month interest period, certain specified export receivables of Gerdau S.A. and certain of its Brazilian subsidiaries have a market value, as determined in accordance with the provisions of the Term Loan Facility, of at least 125% of the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during such interest period. If this export receivable coverage ratio is not met for any two consecutive interest periods or three nonconsecutive interest periods, the Term Loan Facility would be secured by springing liens on the export receivables and related bank accounts. Any subsequent failure to meet the export receivable coverage ratio would constitute an event of default under the Term Loan Facility. As of the most recent interest period ending September 9, 2009, the export receivables were $199.7 million and the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during this interest period was $34.1 million.
The Term Loan Facility also contains customary covenants restricting the Company from engaging in certain actions, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company may elect to prepay all or any portion of the loans under the Facility at any time, without penalty or premium if done on an interest rate reset date.
The Company is in compliance with the terms of the amended Term Loan Facility at September 30, 2009.
Senior Secured Credit Facility: In 2005 the Company amended the Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010. In June 2008, the Company exercised the accordion feature of the Senior Secured Credit Facility to increase the commitments from $650.0 million to $950.0 million. The Company is in compliance with the terms of the facility at September 30, 2009. The Company can borrow under the senior secured credit facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of our operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the senior secured credit facility. Since the borrowing base under the Senior Secured Credit Facility is based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. Any borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory, accounts receivable and certain related assets.
Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in US dollars or Canadian dollars, at the option of the Company. The Company’s Senior Secured Credit Agreement requires the Company to comply with a Fixed Charge Coverage ratio of at least 1.1:1.0 at all times when the excess availability under the facility is less than $65 million. The Fixed Charge Coverage Ratio is defined in the agreement as the ratio of twelve month trailing EBITDA minus unfinanced capital expenditures to the sum of scheduled debt principal payments, prepayments of principal of debt incurred to finance capital expenditures, cash interest payments, cash taxes, cash dividends and share buybacks, and cash pension payments exceeding pension accruals during the period. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Senior Secured Credit Facility. As of September 30, 2009, the Fixed Charge Coverage ratio was 0.5:1.0 and excess availability was $570.3 million. In addition, the Company’s Senior Secured Credit Facility contains restrictive covenants that limit its ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit the Company’s ability to, among other things, incur additional secured debt, issue redeemable stock and preferred stock, pay dividends on its common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.
The Company is in compliance with the terms of the Senior Secured Credit Facility at September 30, 2009.
At both September 30, 2009 and December 31, 2008, there were no loans outstanding under this facility, and there were $61.3 million and $74.9 million, respectively, of letters of credit outstanding under this facility. Based upon available collateral under the terms of the agreement, at September 30, 2009 and December 31, 2008, approximately $570.3 million and $759.6 million, respectively, were available under the Senior Secured Credit Facility, net of outstanding letters of credit.
Capital Expenditures Credit Facility: On November 22, 2006, the Company entered into a $75.0 million Capital Expenditure Credit Facility. The facility expired on November 30, 2008. As a result, the Company no longer has the ability to enter into new loans under this facility. At September 30, 2009 and December 31, 2008, the loan amount outstanding was $13.9 million and $15.4 million, respectively. The loan is secured by the equipment purchased with the financing, and the terms call for it to be repaid in ten equal semiannual payments starting on September 10, 2009. The interest rate on the loan is LIBOR plus 1.80%. The Capital Expenditure Credit Facility requires that the Company maintain its Shareholders’ Equity greater than $900 million and a Shareholders’ Equity to Total Assets ratio of not less than 0.3:1.0. Total Assets is defined as the total assets on the balance sheet of the Company excluding goodwill. As of September 30, 2009, Shareholders’ Equity was $2.9 billion and the Shareholders’ Equity to Total Asset ratio was 0.6:1.0.
Senior Notes: On August 31, 2009 the Company redeemed all of the outstanding Senior Notes, at a redemption price equal to 101.792% of the outstanding principal amount (the “Redemption Price”). The Company funded the Redemption Price of approximately $412.3 million with cash. The notes were redeemed in full in accordance with their terms. The Company recorded a charge related to the debt extinguishment of $11.9 million during the three and nine months ended September 30, 2009.
Industrial Revenue Bonds: The Company had $46.8 million and $50.4 million of industrial revenue bonds (“IRB”) outstanding at September 30, 2009 and December 31, 2008, respectively. Approximately $23.8 million of the bonds were issued by the Company in prior years to construct facilities in Jackson, Tennessee. The Jackson IRBs mature in 2014 and 2017. The interest on these bonds resets weekly. The Company assumed an IRB in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002, which was subsequently repaid during 2009. The Jackson, Tennessee bonds are secured by letters of credit issued under the Senior Secured Credit Facility. On May 3, 2007, Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, entered into a new IRB for the Jacksonville, Florida facility In the amount of $23.0 million. This IRB matures on May 1, 2037 and has fixed interest rate of 5.3% payable semi-annually. This bond is guaranteed by the Company.
Debt includes the following ($000s):

	September 30,	December 31,
	2009	2008
Term Loan Facility, bearing interest of LIBOR plus 1.00% to 1.25%, due September 2012 (1)	$1,600,000	$1,600,000
Term Loan Facility, bearing interest of LIBOR plus 1.25%, due September 2013 (2)	1,000,000	1,000,000
Senior Notes, bearing interest of 10.375%, due July 2011, net of original issue discount (3)	—	403,976
Industrial Revenue Bonds, bearing interest of .55% to 5.30%, due through May 2037	46,800	50,400
Capital Expenditure Credit Facility, bearing interest of LIBOR plus 1.80%, due March 2014	13,859	15,399
Other, bearing interest from 6.00% to 7.46%, due through April 2011	151	112

	2,660,810	3,069,887
Less current portion	(3,191)	(1,893)

	$2,657,619	$3,067,994

(1)	The Term Loan Facility has semi-annual debt repayments beginning March 2011 based on the Loan amortization schedule within the Term Loan Facility agreement.

(2)	The Term Loan Facility has semi-annual debt repayments beginning March 2012 based on the Loan amortization schedule within the Term Loan Facility agreement.

(3)	As a result of the Company having hedged a portion of its 10 3/8% Senior Notes and then subsequently terminating these hedges, the carrying value of those notes was adjusted to reflect the final fair value of the derivatives as of the time they were terminated.
The maturities of borrowings for the years ending subsequent to September 30, 2009, are as follows ($000s):

Amount
2009 (4)	$28
2010	3,184
2011	728,098
2012	1,378,080
2013	503,080
2014	5,340
Thereafter	43,000

$2,660,810

(4)	Represents estimated maturities for the three months period of October 1, 2009 to December 31, 2009.
The Company’s debt agreements contain covenants that if the Company’s business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated.

NOTE 8 — RELATED PARTY TRANSACTIONS
From time to time in the normal course of business, the Company and/or certain of its subsidiaries make purchases and sales of steel products and raw materials from or to affiliated companies. The Company also records rent expense related to leases between PCS and entities controlled by management of PCS. These transactions do not represent a significant percentage of the Company’s total purchases, total sales or total lease transactions and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties. The related party transactions consist of the following ($000s):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Purchases from affiliated companies	$4,139	$38,862	$6,951	$73,373
Sales to affiliated companies	25,105	21,835	48,699	64,521
Leases between PCS and entities controlled by management of PCS	1,597	687	4,655	2,001
Additionally, at September 30, 2009 and December 31, 2008, the Company had $17.0 million and $18.6 million of accounts receivable from affiliated companies related to the sales above.
NOTE 9 — INCOME TAXES
The income tax expense differs from the amount computed by applying the Canadian statutory income tax rate (federal and provincial) to income before income taxes, as follows ($000s):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Tax provision at Canadian statutory rates (31.0% and 31.5% for 2009 and 2008, respectively)	$(14,330)	$151,799	$(65,883)	$357,963
Increased (decreased) by the tax effect of:
Tax exempt income	(13,371)	(11,334)	(34,903)	(35,562)
Effect of different rates in foreign jurisdictions	(1,949)	27,068	(17,526)	62,973
Deduction related to domestic production activities	—	(7,503)	—	(17,297)
Change in enacted tax rates	2,035	(1,635)	3,083	(3,146)
Change in valuation allowance	5,629	2,741	19,539	19,038
Noncontrolling interest	(35)	(531)	329	(3,031)
Other, net	1,053	2,713	(486)	3,822

Income Tax Expense	$(20,968)	$163,318	$(95,847)	$384,760

During the nine months ended September 30, 2009, the Company recorded a valuation allowance of $19.5 million of which $9.0 million related to state tax credits obtained in the Chaparral acquisition. The Company has a cumulative valuation allowance of $15.7 million for this $33.3 million deferred tax asset because the Company believes this deferred tax asset is not more likely than not to be fully realized before its expiration. For the nine months ended September 30, 2009, the company recorded a pre-tax charge of $115.0 million related to the facility closures discussed in Note 17, and $11.9 million related to the extinguishment of debt discussed in Note 7. As a result of the facility closures and extinguishment of debt, a valuation allowance of $7.4 million and $3.1 million respectively, was recorded against the associated deferred tax asset related to certain federal and state net operating losses since the Company believes that it is not more likely than not to be fully realized. The Company recorded a pre-tax other-than-temporary impairment of approximately $46.7 million during the nine months ended September 30, 2008 related to the auction rate securities discussed in Note 2. A valuation allowance of $18.2 million was placed against the associated deferred tax asset since the Company believes that it is not more likely than not to be fully realized.
NOTE 10 — POSTRETIREMENT BENEFITS
The Company maintains defined benefit pension plans covering the majority of its employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.
The following tables summarize the expenses related to pension benefits and postretirement medical benefits included in the Company’s Condensed Consolidated Statements of Earnings ($000s):

	Pension Benefits		Other Benefit Plans
	Three Months Ended September 30,		Three Months Ended September 30,
	2009	2008	2009	2008
Components of net periodic benefit cost
Service cost	$7,693	$5,968	$637	$693
Interest cost	10,593	9,080	1,898	1,705
Expected return on plan assets	(10,403)	(9,407)	—	—
Amortization of transition liability	59	52	—	—
Amortization of prior service cost	627	1,017	(116)	(123)
Amortization of net actuarial loss	681	584	63	113
Curtailment	3,787	—	(310)	—

Net periodic benefit cost	$13,037	$7,294	$2,172	$2,388

	Pension Benefits		Other Benefit Plans
	Nine Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Components of net periodic benefit cost
Service cost	$19,777	$19,665	$1,900	$2,237
Interest cost	30,833	29,919	5,477	5,501
Expected return on plan assets	(25,885)	(30,996)	—	—
Amortization of transition liability	152	172	—	—
Amortization of prior service cost	2,258	3,352	(313)	(398)
Amortization of net actuarial loss	5,614	1,923	119	365
Curtailment	4,747	—	229	—

Net periodic benefit cost	$37,496	$24,035	$7,412	$7,705

The Company contributed $3.4 million and $71.8 million to its defined benefit pension plans for the three and nine months ended September 30, 2009, respectively. The Company expects to contribute an additional $3.7 million during the reminder of fiscal year 2009. Continued volatility in the global financial markets could have an unfavorable impact on the Company’s future pension funding obligations as well as net periodic benefit cost.
PCS is a contributor to trade union multi-employer pension plans. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employers Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to multi-employer plans if the employer withdraws from the plan or if the plan terminates. The Company’s contingent liability, if any, under these laws cannot be determined at this time. Contributions for employee benefits at PCS, including multi-employer pension plans, totaled $6.6 million and $18.7 million for the three and nine months ended September 30, 2009, respectively. The Company expects to contribute an additional $6.0 million during the remainder of fiscal year 2009.
NOTE 11 — FAIR VALUE MEASUREMENTS
Effective January 1, 2008, the Company adopted FASB ASC Topic 820 which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC Topic 820 also establishes a three tier fair value hierarchy which prioritizes the inputs in measuring fair value, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than level 1 prices such as quoted prices (unadjusted) for similar assets or liabilities; quoted prices (unadjusted) in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of September 30, 2009, the Company held certain assets and liabilities that are required to be measured at fair value on a recurring basis. These included the Company’s short-term and long-term investments and derivative instruments.
The Company’s short-term investments are primarily comprised of US government treasury bills, US government agency discount notes, Canadian government treasury bills, top-tier commercial paper, time deposits, certificates of deposit, bearer deposit notes and banker’s acceptances with highly rated financial institutions. The fair values of the US and Canadian government treasury bills of the short-term investments were determined based on observed prices in publicly quoted markets. Therefore, the Company utilized level 1 inputs to measure the fair market value of those investments. For the fair value of the remaining short-term investments the Company utilized a standard pricing model based on inputs that were readily available in public markets. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the short-term investments it holds. Therefore, the Company utilized level 2 inputs to measure the fair market value of these short-term investments.
The Company invested in auction rate security instruments, which were classified as long-term investments at September 30, 2009, and reflected at fair value. Due to events in the credit markets that occurred in 2007, auctions for all of these instruments have failed since latter part of that year. The fair values of these securities were estimated utilizing valuation models including those that are based on expected cash flows and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity in a non-active market as of September 30, 2009. Therefore, the Company utilized level 3 inputs to measure the fair market value of these investments.
The Company’s derivative instruments consist of interest rate swaps. See Note 12 for further information on the Company’s derivative instruments and hedging activities. The Company utilized a standard pricing model based on inputs that were either readily available in public markets or derived from information available in publicly quoted markets to determine the value of the derivatives. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds. Therefore, the Company utilized level 2 inputs to measure the fair market value of these derivatives.
The Company’s assets measured at fair value on a recurring basis subject to the disclosure requirements of FASB ASC Topic 820 at September 30, 2009, were as follows ($000s):

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
Description	September 30, 2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Short-term investments	$136,527	$76,525	$60,002	$—
Long-term Investments	$32,414	$—	$—	$32,414
Derivative liabilities	$41,390	$—	$41,390	$—
The table below provides a summary of changes in fair value for the level 3 auction rate securities. ($000s):

	2009	2008
Balance as of January 1	$33,189	$94,591
Writedown of investments	—	(46,701)
Sales of investments	(775)	(700)

Balance as of September 30	$32,414	$47,190

Balance as of June 30	$32,414	$54,220
Writedown of investments	—	(7,030)

Balance as of September 30	$32,414	$47,190

NOTE 12 — FINANCIAL INSTRUMENTS
The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes, but they are used to manage well-defined risks associated with variability in cash flows or changes in fair values related to the Company’s financial liabilities. The associated financial statement risk is the volatility in net income which can result from changes in fair value of derivatives not qualifying as hedges for accounting purposes or ineffectiveness of hedges that do qualify as hedges for accounting purposes. The Company’s hedges are designated and qualify for accounting purposes as one of the following types of hedges: hedges of the variability of future cash flows from floating rate liabilities due to the risk being hedged (“Cash Flow Hedges”), hedges of changes in fair value of liabilities due to the risk being hedged (“Fair Value Hedges”) or are derivatives that do not qualify for hedge accounting (“Non-qualifying”). For all hedges where hedge accounting is being applied, effectiveness testing and other procedures to ensure the ongoing validity of the hedges are performed monthly.
     Cash Flow Hedges
The Company applies cash flow hedge accounting to interest rate swaps designated as hedges of the variability of future cash flows from floating rate liabilities due to the benchmark interest rate. The Company uses regression analysis to perform an ongoing prospective and retrospective assessment of the effectiveness of these hedging relationships. Changes in fair value of the effective portion of these interest rate swaps are recorded to “Unrealized gain (loss) on qualifying cash flow hedges, net of tax provision” as a component of Accumulated other comprehensive (loss) income (“AOCI”) in Shareholders’ equity, net of tax effects, until the underlying hedged item is recognized in earnings. Amounts recorded to AOCI are then reclassified to Interest expense consistent with the expense classification of the underlying hedged item. Any ineffective portion of the change in fair value of these instruments is recorded to interest expense.
During March 2008, the Company entered into interest rate swaps, which qualify as cash flow hedges, to reduce its exposure to the variability in the floating USD LIBOR interest rates. The notional value of the interest rate swaps is $1.0 billion, the fixed interest rate of the swaps is between 3.3005% and 3.707% and they expire between March 2012 and September 2013. If added to the spread over LIBOR on Tranche B of the Term Loan Facility, the interest rate on these swaps would be between 4.5505% and 4.9570%.
     Fair Value Hedges
The Company’s designated fair value hedges consist primarily of interest rate swaps designated as fair value hedges of changes in the benchmark interest rate of fixed rate borrowings. The Company ensured that the terms of the hedging instruments and hedged items matched and that other accounting criteria were met so that the hedges were assumed to have no ineffectiveness (i.e., the Company applied the “shortcut” method of hedge accounting).
On April 18, 2008, the Company settled its interest rate swaps which qualified as a fair value hedge. These interest rate swaps converted the fixed rate 10 3/8% Senior Notes to floating rate debt and had a notional value of $200 million and a fair value of $2.5 million when they were terminated on April 18, 2008. Upon the termination of these interest rate swaps the carrying value of the 10 3/8% Senior Notes increased $2.5 million and the Company amortized the amount and recognized an increase of Interest expense using the effective interest rate. In August 2009, the Company paid off the Senior Notes and recognized the remaining $1.5 million of fair value as a Loss on extinguishment of debt in the Condensed Consolidated Statement of Earnings. During the three and nine months ended September 30, 2009, the amount recorded as an increase of interest expense was insignificant. The Company reflected the ineffective portion of the fair value hedges in interest expense. For the three and nine months ended September 30, 2008, there was no ineffectiveness related to fair value hedges.
     Non-qualifying
Additionally, on April 18, 2008, the Company settled the interest rate caps and floors, otherwise known as collars, related to the fair value interest rate swaps discussed above to limit its exposure to the variable USD LIBOR interest rate. These derivatives did not qualify for hedge accounting. These interest rate caps and floors had a fair value of $4.6 million when they were terminated on April 18, 2008. The Company reflects the changes in derivatives that do not qualify for hedge accounting in Interest expense. For the nine months ended September 30, 2008, the change in fair value of non-qualifying derivatives was a loss of $1.0 million.
The following table summarizes the fair value and presentation in the Condensed Consolidated Balance Sheets for derivatives designated as hedging instruments as of September 30, 2009 and December 31, 2008, respectively ($000s):

		Asset Derivatives		Liability Derivatives
		Fair Value at	Fair Value at	Fair Value at	Fair Value at
	Balance Sheet	September 30,	December 31,	September 30,	December 31,
	Location	2009	2008	2009	2008
Derivatives designated as hedging instruments under SFAS 133
Interest rate derivative contracts	Other Liabilities	$—	$—	$41,390	$63,005

The following table summarizes the effect of cash flow derivative instruments on the Condensed Consolidated Statements of Earnings for the three and nine months ended September 30, 2009 and 2008 ($000s):

			Amount of Gain (Loss) Reclassified		Amount of Gain (Loss) Recognized in
	Amount of Gain (Loss) Recognized in		from AOCI into Income (Effective		Income on Derivatives (Ineffective
	AOCI on Derivative (Effective Portion)		Portion) (a)		Portion) (a)
	Three Months Ended September 30,		Three Months Ended September 30,		Three Months Ended September 30,
	2009	2008	2009	2008	2009	2008
Interest rate derivative contracts	$(7,920)*	$(9,920)*	$4,532	$—	$—	$6

			Amount of Gain (Loss) Reclassified		Amount of Gain (Loss) Recognized in
	Amount of Gain (Loss) Recognized in		from AOCI into Income (Effective		Income on Derivatives (Ineffective
	AOCI on Derivative (Effective Portion)		Portion) (a)		Portion) (a)
	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008	2009	2008
Interest rate derivative contracts	$13,185*	$6,273*	$10,211	$—	$—	$76

*	Net of tax

(a)	Amounts related to interest rate derivatives are included in Interest expense.
The Company estimates that approximately $22.4 million of unrealized loss recognized in Accumulated other comprehensive (loss) income as of September 30, 2009 will be reclassified into earnings within the next 12 months.
The following table summarizes the effect of fair value derivative instruments on the Condensed Consolidated Statements of Earnings for the three and nine months ended September 30, 2009 and 2008 ($000s):

	Amount of Gain (Loss) Recognized in Income on Derivatives (a)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Interest rate derivative contracts	$—	$—	$—	$2,528

(a)	Amounts related to interest rate derivatives are included in Interest expense.
The following table summarizes the effect of derivatives not designated as hedging instruments on the Condensed Consolidated Statements of Earnings for the three and nine months ended September 30, 2009 and 2008 ($000s):

	Amount of Gain (Loss) Recognized in Income on Derivatives (a)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Interest rate derivative contracts	$—	$—	$—	$(793)

(a)	Amounts related to interest rate derivatives are included in Interest expense.
The Company is not required to post assets as collateral for its derivatives.

NOTE 13 — SHAREHOLDERS’ EQUITY
Capital stock consists of the following shares:

	Authorized	Issued	Capital Stock
	Number	Number	(in thousands)
September 30, 2009
Common	Unlimited	433,312,372	$2,553,648

December 31, 2008
Common	Unlimited	433,004,253	$2,552,323
On March 20, 2009, the Company paid total cash dividends of $0.02 per common share. This resulted in a dividend payment of $8.6 million to shareholders.
(Loss) Earnings per Share
The following table identifies the components of basic and diluted (loss) earnings per share attributable to Gerdau Ameristeel and subsidiaries ($000s except share and (loss) earnings per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Basic (loss) earnings per share attributable to Gerdau Ameristeel and Subsidiaries:
Basic net (loss) earnings	$(25,366)	$316,898	$(115,618)	$742,013

Average shares outstanding	432,414,381	432,231,813	432,249,708	432,019,021

Basic net (loss) earnings per share	$(0.06)	$0.73	$(0.27)	$1.72

Basic (loss) earnings per share attributable to Gerdau Ameristeel and Subsidiaries:
Diluted net (loss) earnings	$(25,366)	$316,898	$(115,618)	$742,013

Diluted average shares outstanding:
Average shares outstanding	432,414,381	432,231,813	432,249,708	432,019,021
Dilutive effect of stock options and share units	—	1,221,338	—	1,243,532

	432,414,381	433,453,151	432,249,708	433,262,553

Diluted net (loss) earnings per share	$(0.06)	$0.73	$(0.27)	$1.71
At September 30, 2009, options to purchase 3,723,436 (376,063 at September 30, 2008) common shares, were not included in the computation of diluted (loss) earnings per share as their inclusion would be anti-dilutive.

NOTE 14 — STOCK BASED COMPENSATION
The Company has a long-term incentive plan (“LTIP”) which is designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options or SARs awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option or SAR at the date the award of the options or SARs is made. The value of the options or SARs is based on a Black-Scholes or other method for determining option values. Phantom stock, SARs and options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000.
An award of approximately $10.6 million was earned by participants pursuant to the LTIP in 2008 and was granted 40% in SARs, 30% in options and 30% in phantom stock. On March 5, 2009, the Company issued 2,002,116 options, as part of this award. An award of approximately $8.3 million was earned by participants in 2007 pursuant to the LTIP and was granted 44% in SARs, 28% in options and 28% in phantom stock. On February 28, 2008, the Company issued 379,564 options under this plan. These awards are being accrued over the vesting period.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the table below. Expected volatilities are based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected term (in years) is determined using historical data to estimate option exercise patterns. The expected dividend yield is based on the annualized dividend rate over the vesting period. The risk free interest rate is based on the rate for US Treasury bonds commensurate with the expected term of the granted option.

	2009	2008
Risk free interest rate	1.99%	3.01%
Expected life	6.25 years	6.25 years
Expected volatility	62.95%	49.10%
Expected dividend yield	3.10%	3.08%
The grant date fair value of stock options granted during the nine months ended September 30, 2009 and 2008 was $1.59 and $6.02, respectively.
During the nine months ended September 30, 2009 and 2008, the compensation costs recognized by the Company for all options issued were $0.9 million and $0.6 million, respectively. At September 30, 2009, the remaining unrecognized compensation cost related to all unvested options was approximately $2.6 million and the weighted-average period of time over which this cost will be recognized is 2.5 years.
The following table summarizes stock options outstanding as of September 30, 2009, as well as activity during the nine months then ended:

	Number of	Weighted-Average
	Shares	Exercise Price
Outstanding at December 31, 2008	1,307,036	$9.13
Granted	2,002,116	3.48
Exercised	(106,153)	1.98
Forfeited	(372,064)	6.18

Outstanding at September 30, 2009 (a)	2,830,935	$5.79

Options exercisable	667,757	$7.55

(a)	At September 30, 2009, the weighted-average remaining contractual life of options outstanding and exercisable was 8.1 years and 1.1 years, respectively.
At September 30, 2009 and 2008, the aggregate intrinsic value of options outstanding was $9.7 million and $3.8 million, respectively. At September 30, 2009 and 2008, the aggregate intrinsic value of options exercisable was $2.0 million and $3.8 million, respectively. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).

Cash proceeds, tax benefits and intrinsic value related to total stock options exercised and fair value of shares vested during the nine months ended September 30, 2009 and 2008 are provided in the following table ($000s):

	2009	2008
Proceeds from stock options exercised	$212	$1,144
Tax benefit related to stock options exercised	129	1,171
Intrinsic value of stock options exercised	631	1,780
Total fair value of shares vested	5,289	6,169
For the three and nine months ended September 30, 2009, the Company recorded a non-cash pre-tax expense of $0.3 million and $4.3 million, respectively, to mark-to-market outstanding stock appreciation rights and to record expenses associated with other executive compensation agreements. For the three and nine months ended September 30, 2008, the Company recorded a non-cash pre-tax expense reversal of $9.8 million and a non-cash pre-tax expense of $6.0 million, respectively, to mark-to-market outstanding stock appreciation rights and to record expenses associated with other executive compensation agreements.
The following table summarizes information about options outstanding at September 30, 2009:

		Weighted-Average	Weighted-
Exercise Price	Number	Remaining	Average	Number
Range US$	Outstanding	Contractual Life	Exercise Price	Exercisable
$1.38 to $3.48	2,075,212	8.2	$3.22	336,866
$9.50 to $10.90	428,140	7.2	10.53	242,495
$15.86	327,583	8.4	15.86	88,396

	2,830,935			667,757

NOTE 15 — CONTINGENCIES AND COMMITMENTS
In September 2008, the Company and most other major North American steel producers were named as defendants in a series of lawsuits filed in federal court in the Northern District of Illinois. The lawsuits allege that the defendants conspired to fix, raise, maintain and stabilize the price at which steel products were sold in the United States by artificially restricting the supply of such steel products. The lawsuits, which purport to be brought on behalf of a class consisting of all direct and indirect purchasers of steel products from the defendants between January 1, 2005 and the present, seek treble damages and costs, including reasonable attorney fees and pre- and post-judgment interest. Although the Company believes that the lawsuits are entirely without merit and plans to aggressively defend them, the Company cannot at this time predict the outcome of this litigation or determine the Company’s potential exposure, but if determined adversely to the Company, they could have a material adverse effect on the Company’s assets.
NOTE 16 — SEGMENT INFORMATION
The Company is organized into two primary business segments: (a) steel mills which manufacture and market a wide range of Long Steel Products, including reinforcing steel bar (rebar), merchant bars structural shapes, beams, special sections and coiled wire rod and (b) downstream products which include rebar fabrication and epoxy coating, railroad spikes operations, cold drawn products, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh, and wire drawing. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation, based on the same accounting policies discussed in Note 1. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets primarily include cash; short-term investments; long-term investments; investment in 50% owned joint ventures; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes some unallocated selling and administrative expenses, interest income, interest expense, write down of long-term investments and income tax expense that may not be directly attributable to either specific segment. As further discussed in Note 17, the Company recorded a $78.5 million and $115.0 million non-cash pre-tax charge for the three and nine months ended September 30, 2009, related to facility closure costs, respectively. These facility closure costs have been allocated $78.5 million and $112.8 million to the steel mills for the three and nine months ended September 30, 2009, respectively, and $2.2 million to the downstream segments for the nine months ended September 30, 2009.

Operational results for the two business segments and other financial data as of and for the three and nine months ended September 30 are presented below ($000s):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Revenue from external customers:
Steel mills	$868,288	$1,984,230	$2,319,148	$5,759,847
Downstream products	277,846	530,182	900,649	1,332,037

Total	$1,146,134	$2,514,412	$3,219,797	$7,091,884

Inter-company sales:
Steel mills	$141,421	$290,961	$400,450	$713,553
Downstream products	—	1,306	—	4,012
Corp/eliminations/other	(141,421)	(292,267)	(400,450)	(717,565)

Total	$—	$—	$—	$—

Total sales:
Steel mills	$1,009,709	$2,275,191	$2,719,598	$6,473,400
Downstream products	277,846	531,488	900,649	1,336,049
Corp/eliminations/other	(141,421)	(292,267)	(400,450)	(717,565)

Total	$1,146,134	$2,514,412	$3,219,797	$7,091,884

Operating (loss) income:
Steel mills	$(4,577)	$501,129	$(112,069)	$1,203,036
Downstream products	23,886	21,989	65,735	75,727
Corp/eliminations/other	(5,269)	(24,427)	(1,302)	(66,858)

Total	$14,040	$498,691	$(47,636)	$1,211,905

Depreciation expense:
Steel mills	$45,517	$45,925	$135,810	$135,483
Downstream products	4,782	5,369	14,542	12,860
Corp/eliminations/other	2,258	3,779	7,298	11,234

Total	$52,557	$55,073	$157,650	$159,577

Amortization expense:
Steel mills	$13,644	$23,273	$40,946	$69,819
Downstream products	2,832	2,983	8,628	6,857

Total	$16,476	$26,256	$49,574	$76,676

	September 30,	December 31,
	2009	2008
Segment assets:
Steel mills	$4,827,952	$5,373,934
Downstream products	690,805	880,364
Corp/eliminations/other	1,219,456	1,015,757

Total	$6,738,213	$7,270,055

Segment goodwill:
Steel mills	$1,782,989	$1,773,711
Downstream products	178,300	178,300

Total	$1,961,289	$1,952,011

Segment Intangibles:
Steel mills	$448,745	$489,667
Downstream products	17,417	26,069

Total	$466,162	$515,736

	Three Months Ended September 30,		Nine Months Ended September 30,
Capital expenditures:	2009	2008	2009	2008
Steel mills	$9,018	$40,672	$56,164	$93,529
Downstream products	1,201	4,118	10,420	14,389
Corp/eliminations/other	1,675	2,549	4,410	5,131

Total	$11,894	$47,339	$70,994	$113,049

NOTE 17 — FACILITY CLOSURES COST
During the second quarter of 2009, as a result of the significant downturn in the economy and declining demand for its products, the Company announced its plans to stop production at certain facilities (the “Plan”). The Company stopped production at its Perth Amboy, New Jersey and Sand Springs, Oklahoma facilities during the third quarter of 2009. The Company recorded a $78.5 million and $115.0 million pre-tax charge for the three and nine months ended September 30, 2009, respectively, related to the Plan. The charge is included in the Facility closure costs line item of the Company’s Condensed Consolidated Statement of Earnings and it impacted the Company’s mills and downstream segments. A breakdown of the pre-tax charge for the three and nine months ended September 30, 2009 is presented below ($000s):

	Three Months Ended	Nine Months Ended
	September 30, 2009	September 30, 2009
Write-down of property, plant and equipment	$51,432	$81,888
Inventory	8,426	11,668
Employee severance costs	4,415	5,026
Pension curtailment	3,967	3,967
Other	10,248	12,484

	$78,488	$115,033

The cash charges which were included in the $115.0 million charge for the nine months ended September 30, 2009 were $15.1 million. The majority of these cash charges is expected to be paid in the fourth quarter of 2009 and, as a result, is recorded as liabilities at September 30, 2009. The liabilities are included in the Accrued salaries, wages and employee benefits and the Other current liabilities line items of the Company’s Condensed Consolidated Balance Sheet. The Plan is expected to be completed by the end of 2009 and the Company anticipates that any remaining charges related to the Plans should be insignificant.
NOTE 18 — SUBSEQUENT EVENTS
Management has considered subsequent events reviewed through November 6, 2009. There were no subsequent events that required recognition or disclosure.

GERDAU AMERISTEEL
Executive office
4221 W. Boy Scout Blvd. — Suite 600
Tampa, FL 33607
Phone: 813.286.8383
Investor relations
Phone: 813.319.4896
Fax: 813.207.2355
ir@gerdauameristeel.com
GERDAU GROUP
Executive office
Av. Farrapos, 1811
Bairro Floresta — Porto Alegre — RS — Brazil
CEP 90220-005
Phone: +55 (51) 3323.2000
Investor relations
Phone: + 55 (51) 3323.2703
Fax: + 55 (51) 3323.2281
E-mail:acionistas@gerdau.com.br
or inform@gerdau.com.br
www.gerdau.com.br/ri
TRANSFER AGENT
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
Phone:1.800.387.0825 / 416.643.5500
inquiries@cibcmellon.com